KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2015

This management's discussion and analysis ("MD&A"), prepared as of July 29, 2015, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of June 30, 2015 and for the three and six months then ended, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2015 and the notes thereto (the “interim financial statements”).  Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations.  Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2014 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim financial statements and MD&A are presented in U.S. dollars.  The interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three and six months ended June 30, 2015, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the “Cautionary Statement on Forward-Looking Information” on pages 46 - 47 of this MD&A.  In certain instances, references are made to relevant notes in the interim financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.           DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.  Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities.  Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow.  Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges.  Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

Consolidated Financial and Operating Highlights

	Three months ended June 30,				Six months ended June 30,
(in millions, except ounces, per share amounts and per ounce amounts)	2015	2014	Change	% Change (e)	2015	2014	Change	% Change (e)
Operating Highlights from Continuing Operations (d)
Total gold equivalent ounces (a)
Produced (c)	667,529	686,130	(18,601)	(3%)	1,303,657	1,358,310	(54,653)	(4%)
Sold (c)	633,148	709,606	(76,458)	(11%)	1,274,900	1,338,243	(63,343)	(5%)
Attributable gold equivalent ounces (a)
Produced (c)	660,898	679,831	(18,933)	(3%)	1,290,258	1,344,521	(54,263)	(4%)
Sold (c)	626,246	703,234	(76,988)	(11%)	1,260,811	1,324,765	(63,954)	(5%)
Financial Highlights from Continuing Operations (d)
Metal sales	$755.2	$911.9	$(156.7)	(17%)	$1,536.6	$1,729.3	$(192.7)	(11%)
Production cost of sales	$458.5	$525.9	$(67.4)	(13%)	$913.1	$981.9	$(68.8)	(7%)
Depreciation, depletion and amortization	$216.7	$215.3	$1.4	1%	$422.9	$411.7	$11.2	3%
Impairment charges	$24.5	$-	$24.5	100%	$24.5	$-	$24.5	100%
Operating earnings (loss)	$(67.8)	$80.2	$(148.0)	(185%)	$(25.3)	$161.6	$(186.9)	(116%)
Net earnings (loss) attributable to common shareholders	$(83.2)	$46.0	$(129.2)	nm	$(89.9)	$77.8	$(167.7)	nm
Basic earnings (loss) per share attributable to common shareholders	$(0.07)	$0.04	$(0.11)	nm	$(0.08)	$0.07	$(0.15)	nm
Diluted earnings (loss) per share attributable to common shareholders	$(0.07)	$0.04	$(0.11)	nm	$(0.08)	$0.07	$(0.15)	nm
Adjusted net earnings (loss) attributable to common shareholders(b)	$(13.6)	$32.9	$(46.5)	(141%)	$1.7	$67.0	$(65.3)	(97%)
Adjusted net earnings (loss) per share (b)	$(0.01)	$0.03	$(0.04)	(133%)	$0.00	$0.06	$(0.06)	(100%)
Net cash flow provided from operating activities	$167.2	$163.9	$3.3	2%	$417.3	$374.4	$42.9	11%
Adjusted operating cash flow (b)	$161.4	$240.3	$(78.9)	(33%)	$376.2	$482.5	$(106.3)	(22%)
Capital expenditures	$128.5	$120.0	$8.5	7%	$278.0	$288.9	$(10.9)	(4%)
Average realized gold price per ounce	$1,194	$1,285	$(91)	(7%)	$1,206	$1,292	$(86)	(7%)
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$724	$741	$(17)	(2%)	$716	$734	$(18)	(2%)
Attributable(a) production cost of sales per equivalent ounce (c) sold(b)	$724	$742	$(18)	(2%)	$717	$735	$(18)	(2%)
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$712	$725	$(13)	(2%)	$704	$717	$(13)	(2%)
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$1,006	$967	$39	4%	$982	$978	$4	0%
Attributable(a) all-in sustaining cost per equivalent ounce (c) sold (b)	$1,011	$976	$35	4%	$987	$988	$(1)	(0%)
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,092	$1,055	$37	4%	$1,071	$1,078	$(7)	(1%)
Attributable(a) all-in cost per equivalent ounce (c) sold (b)	$1,094	$1,062	$32	3%	$1,074	$1,084	$(10)	(1%)

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2015 was 72.75:1 (second quarter of 2014 - 65.67:1). The ratio for the first six months of 2015 was 72.84:1 (first six months of 2014 - 64.36:1).

(d)
On June 10, 2013, the Company announced its decision to cease development of Fruta del Norte ("FDN"). As a result, FDN was reclassified as a discontinued operation. On December 17, 2014, the Company disposed of its interest in FDN.

(e)	"nm" means not meaningful.

Consolidated Financial Performance

Second quarter 2015 vs. Second quarter 2014

Kinross’ attributable production decreased by 3% compared with the second quarter of 2014, primarily due to lower production at Maricunga as a result of the extreme weather event that occurred in March 2015, at Paracatu due to lower mill throughput and recoveries, and at Kettle River due to a decrease in grades.  These decreases were partially offset by an increase in production at Fort Knox due to higher mill grades and an increase in ounces recovered from the heap leach pads.

During the second quarter of 2015, metal sales were lower by 17% compared with the same period in 2014, primarily due to decreases in the metal prices realized and gold equivalent ounces sold.  The average gold price realized decreased from $1,285 per ounce in the second quarter of 2014 to $1,194 per ounce in the second quarter of 2015.  Gold equivalent ounces sold in the second quarter of 2015 decreased to 633,148 ounces compared with 709,606 ounces in the same period of 2014, primarily due to timing of shipments by the Kupol segment.

Production cost of sales was $458.5 million in the second quarter of 2015 compared with $525.9 million in the second quarter of 2014 as a result of lower energy costs and favourable foreign exchange movements, and the decrease in gold equivalent ounces sold.

Depreciation, depletion and amortization increased slightly compared with the second quarter of 2014, primarily due to an increase in the depreciable asset base and a decrease in mineral reserves at both Chirano and Round Mountain.  These increases were largely offset by a decline in the depreciable asset base at Kettle River-Buckhorn.

The operating loss in the second quarter of 2015 was $67.8 million compared with operating earnings of $80.2 million in the same period of 2014.  The change was primarily due to the decrease in margins (metal sales less production cost of sales) and a $24.5 million write-down of the carrying value of inventory at Maricunga as a result of the extreme weather event in Chile.

During the second quarter of 2015, net loss from continuing operations attributable to common shareholders was $83.2 million, or $0.07 per share, compared with net earnings from continuing operations attributable to common shareholders of $46.0 million, or $0.04 per share, in the same period of 2014.  The change was primarily a result of the decrease in operating earnings described above.  In addition, the Company recorded an income tax recovery of $5.4 million in the second quarter of 2015 compared with a tax expense of $17.2 million in the second quarter of 2014.  Excluding the impact of items that are not reflective of the underlying operating performance of our business, such as foreign exchange translation, the Company’s adjusted effective tax rate for the second quarter of 2015 was 42.5%, compared with an adjusted effective tax rate of 49.3% for the second quarter of 2014.  The decrease in the Company’s adjusted effective tax rate for the second quarter of 2015, compared with the same period in 2014, was largely due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.

The adjusted net loss attributable to common shareholders in the second quarter of 2015 was $13.6 million, or $0.01 per share, compared with adjusted net earnings attributable to common shareholders of $32.9 million, or $0.03 per share, for the same period in 2014.  The decrease in adjusted net earnings was mainly due to the decline in margins as described above.

Net cash flow of continuing operations provided from operating activities increased slightly to $167.2 million in the second quarter of 2015 compared with $163.9 million in the same period of 2014, primarily due to favourable working capital changes, largely offset by the decrease in margins.

Adjusted operating cash flow decreased to $161.4 million compared with $240.3 million in the second quarter of 2014, primarily due to the decrease in margins.

During the second quarter of 2015, capital expenditures increased to $128.5 million compared with $120.0 million in the same period of 2014, primarily due to increased spending at Paracatu.

Attributable production cost of sales per equivalent ounce sold decreased to $724 in the second quarter of 2015 from $742 in the second quarter of 2014, primarily due to lower energy costs and favourable foreign exchange movements, partially offset by the decrease in attributable gold equivalent ounces sold.

Attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased compared with the second quarter of 2014, primarily due to an increase in sustaining capital expenditures and a decrease in attributable ounces sold, partially offset by lower energy costs and favourable foreign exchange movements.

First six months of 2015 vs. First six months of 2014

During the first six months of 2015, Kinross’ attributable production decreased by 4% compared with the same period in 2014, primarily due to lower production at Tasiast as a result of a decrease in ounces recovered from the dump leach pads and at Paracatu due to lower mill throughout.  In addition, attributable production was lower at Maricunga as a result of the extreme weather event that occurred in March 2015 and at Kettle River due to a decrease in grades.  These decreases were partially offset by an increase in production at Fort Knox due to higher mill grades and an increase in ounces recovered from the heap leach pads.

Metal sales declined by 11% in the first six months of 2015 compared with the same period in 2014, primarily due to decreases in metal prices realized and gold equivalent ounces sold.  The average realized gold price decreased to $1,206 per ounce in the first six months of 2015 from $1,292 per ounce in the first half of 2014.

Production cost of sales decreased by 7% compared with the first six months of 2014, primarily due to the decrease in gold equivalent ounces sold, lower energy costs and favourable foreign exchange movements.

Depreciation, depletion and amortization increased to $422.9 million compared with $411.7 million in the first six months of 2014, primarily due to an increase in the depreciable asset base and a decrease in mineral reserves at both Chirano and Round Mountain, and an increase in the depreciable asset base at the Kupol segment, partially offset by decreases in the depreciable asset base and gold equivalent ounces sold at Kettle River-Buckhorn.

During the first six months of 2015, the operating loss was $25.3 million compared with operating earnings of $161.6 million in the same period of 2014.  The change was primarily due to the decrease in margins (metal sales less production cost of sales) and a $24.5 million write-down of the carrying value of inventory at Maricunga as a result of the extreme weather event in Chile.

Net loss from continuing operations attributable to common shareholders in the first six months of 2015 was $89.9 million, or $0.08 per share, compared with net earnings from continuing operations attributable to common shareholders of $77.8 million, or $0.07 per share, in the first six months of 2014.  The change was primarily a result of the decrease in operating earnings as described above.  In addition, during the first six months of 2015, the Company recorded a tax expense of $19.9 million compared with $48.3 million in the same period of 2014.  Excluding the impact of items that are not reflective of the underlying operating performance of our business, the Company’s adjusted effective tax rate for the first six months of 2015 was 89.7%, compared with an adjusted effective tax rate of 52.0% for the first six months of 2014.  The increase in the Company’s adjusted effective tax rate for the first six months of 2015, compared with the same period in 2014, was largely due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.

Adjusted net earnings attributable to common shareholders was $1.7 million, or $0.00 per share, for the first six months of 2015 compared with $67.0 million, or $0.06 per share, for the same period in 2014.  The decrease in adjusted net earnings attributable to common shareholders was primarily due to the decrease in margins as described above.

Net cash flow provided from operating activities increased by $42.9 million compared with the first six months of 2014.  The increase in cash flows was primarily the result of more favourable working capital changes, partially offset by the decrease in margins.

During the first six months of 2015, adjusted operating cash flow decreased to $376.2 million compared with $482.5 million in the same period of 2014, primarily due to the decrease in margins.

Capital expenditures decreased to $278.0 million compared with $288.9 million in the first six months of 2014, primarily due to reduced spending at Kupol, partially offset by increased spending at Paracatu.

Attributable production cost of sales per equivalent ounce sold decreased to $717 in the first six months of 2015 from $735 in the same period of 2014, primarily due to lower energy costs and favourable foreign exchange movements, partially offset by the decrease in attributable gold equivalent ounces sold.

During the first six months of 2015, attributable all-in sustaining cost and all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased compared with the same period in 2014, primarily due to the decrease in attributable ounces sold, partially offset by lower energy costs and favourable foreign exchange movements.

2.           IMPACT OF KEY ECONOMIC TRENDS

Kinross’ 2014 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Included in this MD&A is an update reflecting significant changes since the preparation of the 2014 annual MD&A.

Price of Gold

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold.  During the second quarter of 2015, the average price of gold was $1,192 per ounce, with gold trading between $1,165 and $1,225 per ounce based on the London PM Fix gold price.  This compares to an average of $1,288 per ounce during the second quarter of 2014, with a low of $1,243 and a high of $1,326 per ounce.  During the second quarter of 2015, Kinross realized an average price of $1,194 per ounce compared with $1,285 per ounce for the corresponding period in 2014.  For the first six months of 2015, the price of gold averaged $1,206 per ounce compared with $1,291 per ounce in the same period of 2014.  In the first six months of 2015, Kinross realized an average price of $1,206 per ounce compared with an average price realized of $1,292 per ounce in the first six months of 2014.

Major influences on the gold price during the second quarter of 2015 included the strengthening of the U.S dollar, uncertainty around the Greek debt crisis and improved economic data from the U.S. Gold prices also declined as a result of lower physical demand and the U.S. Federal Reserve indicating it may increase interest rates this year.  Subsequent to the end of the second quarter of 2015, the gold price declined further, reaching a low of $1,081.  A sustained reduction in metal prices may have a significant impact on the Company’s financial position, performance and liquidity, as well as on the carrying value of our cash generating units (see Section 9 of this MD&A and Section 10 of the Company’s 2014 annual MD&A for additional discussion).

Cost Pressures

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general.  Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations.  In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, while increasing performance and without compromising operational integrity.  The Company’s operations have experienced modest decreases in fuel costs in the second half of 2014 and the first half of 2015, reflecting global oil and fuel price decreases that occurred during the second half of 2014.  Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 Liquidity and Capital Resources for details.

Currency Fluctuations

At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies.  Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen.  During the three and six months ended June 30, 2015, the U.S. dollar, on average, was stronger relative to the Russian rouble, Canadian dollar, Chilean peso, Brazilian real, Ghanaian cedi and Mauritanian ouguiya compared with the same periods in 2014.  As at June 30, 2015, the U.S. dollar was stronger compared to the December 31, 2014 spot exchange rates of the Canadian dollar, Chilean peso, Brazilian real, Ghanaian cedi and Mauritanian ouguiya, and weaker relative to the Russian rouble.  In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 Liquidity and Capital Resources for details.

3.           OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 46 - 47 of this MD&A.

Unless otherwise stated "attributable" production includes only Kinross' share of Chirano production (90%).  Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the interim financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Approximately 60%-70% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $14 impact on production cost of sales per ounce1.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $11 impact on Russian production cost of sales per ounce.

A $10 per barrel change in the price of oil could result in an approximate $1 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Operational Outlook

Kinross is tracking at the high end of its 2015 production guidance of approximately 2.4 to 2.6 million gold equivalent ounces, and is tracking at the low end of its production cost of sales per gold equivalent ounce guidance of $720 to $780 and its all-in sustaining cost guidance of $1,000 to $1,100 per gold equivalent ounce sold.  Kinross is also tracking below its capital expenditure guidance of approximately $725 million.

Other operating costs are now expected to be approximately $120 million, compared with the previously disclosed guidance of $50 million, partly due to the impact of the extreme weather event in Chile, and changes to legal and tax-related accounting provisions.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

4.           PROJECT UPDATES AND NEW DEVELOPMENTS

Project update and organic production initiatives

Tasiast optimization update

Following the decision in the first quarter of 2015 to defer the 38,000 tonne per day mill expansion in order to preserve balance sheet strength, Kinross continues to focus on optimizing the Tasiast operation to enhance performance and reduce costs.

In addition to a number of continuous improvement initiatives, Kinross is exploring opportunities to optimize mill throughput to address the hardness of the higher grade ore.  One concept, which is currently being analysed, involves enhancing the comminution circuit with the installation of additional grinding equipment to improve milling capacity.  The objective is to optimize throughput in the near term, while preserving optionality for a possible future expansion at the appropriate time.

In July 2015, Kinross also initiated discussions with the Government of Mauritania and employee representatives regarding cost saving measures; one option under consideration includes a potential workforce reduction.  The collective agreement for Tasiast employees will expire in December 2015.

Tasiast remains an attractive brownfield growth opportunity with a significant mineral resource base.  In order to leverage Tasiast’s future potential, the Company will continue to look for ways to reduce costs and advance growth opportunities in a financially disciplined way.

La Coipa Phase 7 update

A pre-feasibility study (“PFS”), begun in the second quarter of 2014 to explore potential re-start options at La Coipa, remains on track to be completed during the third quarter of 2015.  The Company continues to believe in the project’s potential to mine higher grade material and leverage existing infrastructure in an attractive jurisdiction.  The PFS contemplates blending and processing material from the recently delineated Phase 7 mineralization and material from other already defined mineral deposits on the property.  Metallurgical test work to understand optimal blend and throughput continues to be a major component of the PFS.

A decision on whether to continue advancing the project will be based on the gold price environment and the status of permit applications.  Exploration continues at several district targets, including Catalina, with the assessment of some attractive opportunities to extend the mine life beyond what the PFS will contemplate.

Paracatu Santo Antonio tailings reprocessing

The new continuous improvement project to reprocess tailings from the Santo Antonio tailings facility continues on track for an expected launch in the fourth quarter of 2015. The project remains on budget, with an estimated capital cost of $20 million.  The project expects to add 34,000 gold ounces per year at a production cost of sales of $400 per ounce.  The tailings will be reprocessed through Plant 1, with an expected production of approximately 11,000 gold ounces in the fourth quarter of 2015.

Chirano mine life extension

Development of the decline at the Akoti deposit commenced in the second quarter of 2015, as the Company continues to proceed with plans to extend Chirano’s estimated mine life by one year to 2020.  Kinross expects to mine additional ounces at two known mineral deposits, Paboase and Akoti, with Akoti being the third underground mine expected to open.  The anticipated mine life extension will also provide additional time to realize the exploration potential at Chirano, which is one of Kinross’ most cost competitive operations and is located in a highly prospective and low cost mining area.

Other developments

Board of Directors update

Kinross appointed Ms. Ave G. Lethbridge and Mr. Kelly J. Osborne to its Board of Directors, upon their election by shareholders at the Kinross Annual and Special Meeting of Shareholders held on May 6, 2015.

The appointments bring membership on the Kinross Board of Directors to nine, following the decision of Mr. John A. Keyes, Mr. Terence C.W. Reid and Ms. Ruth G. Woods to not stand for re-election, and the resignation of Mr. Kenneth C. Irving in February 2015.

5.           CONSOLIDATED RESULTS OF OPERATIONS

(in millions, except ounces and per ounce amounts)	Three months ended June 30,				Six months ended June 30,
	2015	2014	Change	% Change (d)	2015	2014	Change	% Change (d)
Operating Statistics from Continuing Operations (c)
Total gold equivalent ounces (a)
Produced (b)	667,529	686,130	(18,601)	(3%)	1,303,657	1,358,310	(54,653)	(4%)
Sold (b)	633,148	709,606	(76,458)	(11%)	1,274,900	1,338,243	(63,343)	(5%)
Attributable gold equivalent ounces (a)
Produced (b)	660,898	679,831	(18,933)	(3%)	1,290,258	1,344,521	(54,263)	(4%)
Sold (b)	626,246	703,234	(76,988)	(11%)	1,260,811	1,324,765	(63,954)	(5%)

Gold ounces - sold	615,777	688,334	(72,557)	(11%)	1,240,795	1,298,492	(57,697)	(4%)
Silver ounces - sold (000's)	1,264	1,397	(133)	(10%)	2,484	2,564	(80)	(3%)
Average realized gold price per ounce	$1,194	$1,285	$(91)	(7%)	$1,206	$1,292	$(86)	(7%)

Financial Data from Continuing Operations (c)
Metal sales	$755.2	$911.9	$(156.7)	(17%)	$1,536.6	$1,729.3	$(192.7)	(11%)
Production cost of sales	$458.5	$525.9	$(67.4)	(13%)	$913.1	$981.9	$(68.8)	(7%)
Depreciation, depletion and amortization	$216.7	$215.3	$1.4	1%	$422.9	$411.7	$11.2	3%
Impairment charges	$24.5	$-	$24.5	100%	$24.5	$-	$24.5	100%
Operating earnings (loss)	$(67.8)	$80.2	$(148.0)	(185%)	$(25.3)	$161.6	$(186.9)	(116%)
Net earnings (loss) attributable to common shareholders	$(83.2)	$46.0	$(129.2)	nm	$(89.9)	$77.8	$(167.7)	nm

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2015 was 72.75:1 (second quarter of 2014 - 65.67:1). The ratio for the first six months of 2015 was 72.84:1 (first six months of 2014 - 64.36:1).

(c)
On June 10, 2013, the Company announced its decision to cease development of FDN. As a result, FDN was reclassified as a discontinued operation. On December 17, 2014, the Company disposed of its interest in FDN.

(d)	"nm" means not meaningful.

Operating Earnings (Loss) by Segment
	Three months ended June 30,				Six months ended June 30,
(in millions)	2015	2014	Change	% Change (d)	2015	2014	Change	% Change (d)

Operating segments
Fort Knox	$25.0	$6.3	$18.7	nm	$44.7	$59.1	$(14.4)	(24%)
Round Mountain	8.0	11.8	(3.8)	(32%)	13.6	24.7	(11.1)	(45%)
Kettle River-Buckhorn	7.4	7.5	(0.1)	(1%)	8.4	13.6	(5.2)	(38%)
Paracatu	1.3	14.9	(13.6)	(91%)	14.6	28.7	(14.1)	(49%)
Maricunga	(39.5)	14.9	(54.4)	nm	(33.4)	21.4	(54.8)	nm
Kupol (a)	52.8	101.9	(49.1)	(48%)	127.1	157.1	(30.0)	(19%)
Tasiast	(34.0)	(6.7)	(27.3)	nm	(47.8)	(8.8)	(39.0)	nm
Chirano	(16.6)	(0.6)	(16.0)	nm	(23.8)	2.5	(26.3)	nm
Non-operating segment
Corporate and Other (b)	(72.2)	(69.8)	(2.4)	(3%)	(128.7)	(136.7)	8.0	6%
Total	$(67.8)	$80.2	$(148.0)	(185%)	$(25.3)	$161.6	$(186.9)	(116%)
Discontinued operation
Fruta del Norte (c)	$-	$(1.9)	$1.9	100%	$-	$(4.1)	$4.1	100%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (including La Coipa, Lobo-Marte and White Gold).

(c)
On June 10, 2013, the Company announced its decision to cease development of FDN.  As a result, FDN was reclassified as a discontinued operation.  On December 17, 2014, the Company disposed of its interest in FDN.

(d)	"nm" means not meaningful.

Mining operations

Fort Knox (100% ownership and operator) – USA

	Three months ended June 30,				Six months ended June 30,
	2015	2014	Change	% Change (c)	2015	2014	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	6,543	3,241	3,302	102%	12,357	6,896	5,461	79%
Tonnes processed (000's) (a)	11,600	10,117	1,483	15%	18,520	16,214	2,306	14%
Grade (grams/tonne)(b)	0.87	0.50	0.37	74%	0.75	0.58	0.17	29%
Recovery(b)	83.6%	84.0%	(0.4%)	(0%)	83.0%	84.1%	(1.1%)	(1%)
Gold equivalent ounces:
Produced	116,061	91,316	24,745	27%	198,734	174,904	23,830	14%
Sold	113,697	85,938	27,759	32%	195,700	198,649	(2,949)	(1%)

Financial Data (in millions)
Metal sales	$135.6	$111.6	$24.0	22%	$235.7	$257.3	$(21.6)	(8%)
Production cost of sales	68.9	71.7	(2.8)	(4%)	124.0	135.9	(11.9)	(9%)
Depreciation, depletion and amortization	37.2	30.7	6.5	21%	61.8	59.2	2.6	4%
	29.5	9.2	20.3	nm	49.9	62.2	(12.3)	(20%)
Exploration and business development	4.0	2.9	1.1	38%	4.6	3.1	1.5	48%
Other	0.5	-	0.5	100%	0.6	-	0.6	100%
Segment operating earnings	$25.0	$6.3	$18.7	nm	$44.7	$59.1	$(14.4)	(24%)

(a)
Includes 8,255,000 and 11,809,000 tonnes placed on the heap leach pads during the second quarter and first six months of 2015, respectively  (second quarter and first six months of 2014 - 6,638,000 and 9,428,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only.  Ore placed on the heap leach pads had an average grade of 0.28 grams per tonne for both the second quarter and first six months of 2015 (second quarter and first six months of 2014  - 0.29  grams per tonne).  Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.

Second quarter 2015 vs. Second quarter 2014
Tonnes of ore mined increased to 6,543,000 compared with 3,241,000 tonnes in the second quarter of 2014, primarily due to mine sequencing, which involved mining activities focused on Phase 7 South, and an increase in mine fleet.  During the second quarter of 2015, tonnes of ore processed increased by 15% compared with the same period in 2014 as a result of milder weather conditions that allowed for additional stacking of ore on the heap leach pads, and which in turn, allowed for reduced reliance on stockpile ore.  Mill grades were 74% higher compared with the second quarter of 2014 as a result of an increase in the processing of higher grade ore from Phase 7 South.  Gold equivalent ounces produced increased by 27% compared with the second quarter of 2014, primarily due to the higher mill grades and an increase in ounces recovered from the heap leach pads, which was a result of an increase in the quantity of ore placed on the pads.  These increases were partially offset by the timing of ounces processed through the mill.

During the second quarter of 2015, metal sales increased by 22% compared with the same period in 2014, primarily due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales decreased by 4% compared with the second quarter of 2014, primarily due to lower diesel and power costs, partially offset by the increase in gold equivalent ounces sold.  Depreciation, depletion and amortization increased by 21% in the second quarter of 2015 compared with the same period in 2014, primarily due to the increase in gold equivalent ounces sold and depreciable asset base.

First six months of 2015 vs. First six months of 2014

During the first six months of 2015, tonnes of ore mined increased by 79% compared with the same period in 2014 due to planned mine sequencing, which involved mining activities focused on Phase 7 South, and an increase in mine fleet.  Tonnes of ore processed were 14% higher compared with the first six months of 2014, primarily due to milder weather conditions that allowed for additional stacking of ore on the heap leach pads, and which in turn, allowed for reduced reliance on stockpile ore.  Mill grades were 29% higher compared with the first six months of 2014 as a result of an increase in the processing of higher grade ore from Phase 7 South.  Gold equivalent ounces produced increased by 14% compared with the first six months of 2014, primarily due to the higher mill grades and an increase in ounces recovered from the heap leach pads, which was a result of an increase in the quantity of ore placed on the pads.  These increases were partially offset by the timing of ounces processed through the mill.  During the first six months of 2015, gold equivalent ounces sold decreased slightly compared with the same period in 2014, primarily due to timing of shipments as ounces produced at the end of 2013 were sold in the first quarter of 2014.

During the first six months of 2015, metal sales were 8% lower compared with the same period in 2014, primarily due to a decrease in metal prices realized.  Production cost of sales decreased by 9% compared with the first six months of 2014, primarily due to decreases in the cost of diesel and power, partially offset by higher labour costs.  Depreciation, depletion and amortization increased by 4% compared with the first six months of 2014, primarily due to an increase in the depreciable asset base.

Round Mountain (50% ownership and operator; Barrick 50% ownership) – USA

	Three months ended June 30,				Six months ended June 30,
	2015	2014	Change	% Change	2015	2014	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000's)(a)	5,286	6,475	(1,189)	(18%)	12,780	13,145	(365)	(3%)
Tonnes processed (000's)(a)	5,120	6,266	(1,146)	(18%)	11,992	12,642	(650)	(5%)
Grade (grams/tonne)(b)	1.08	0.91	0.17	19%	1.01	0.96	0.05	5%
Recovery(b)	75.4%	62.7%	12.7%	20%	74.5%	72.5%	2.0%	3%
Gold equivalent ounces:
Produced	48,448	42,275	6,173	15%	88,710	87,329	1,381	2%
Sold	47,893	42,378	5,515	13%	88,340	83,768	4,572	5%

Financial Data (in millions)
Metal sales	$57.1	$53.7	$3.4	6%	$107.7	$108.6	$(0.9)	(1%)
Production cost of sales	36.4	36.9	(0.5)	(1%)	72.4	74.2	(1.8)	(2%)
Depreciation, depletion and amortization	12.0	5.0	7.0	140%	21.0	9.6	11.4	119%
	8.7	11.8	(3.1)	(26%)	14.3	24.8	(10.5)	(42%)
Exploration and business development	0.7	-	0.7	100%	0.7	0.1	0.6	nm
Segment operating earnings	$8.0	$11.8	$(3.8)	(32%)	$13.6	$24.7	$(11.1)	(45%)

(a)
Tonnes of ore mined/processed represent 100% of operations. Includes 4,372,000 and 11,098,000 tonnes placed on the heap leach pads during the second quarter and first six months of 2015, respectively (second quarter and first six months of 2014 - 5,258,000 and 10,724,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only.  Ore placed on the heap leach pads had an average grade of 0.40 grams per tonne for both the second quarter and first six months of 2015 (second quarter and first six months of 2014 - 0.37 and 0.35  grams per tonne, respectively).  Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.

Second quarter 2015 vs. Second quarter 2014
Tonnes of ore mined in the second quarter of 2015 decreased by 18% compared with the same period in 2014, primarily due to longer haulages as a result of mining the deeper phases of the pit.  During the second quarter of 2015, tonnes of ore processed were 18% lower compared with the same period in 2014, primarily due to a decrease in tonnage placed on the heap leach pads as a result of the lower tonnes mined.  Mill grades and recoveries increased by 19% and 20%, respectively, compared with the second quarter of 2014, mainly due to higher grade stockpile ore being processed as the mill was re-commissioned in March 2015 after having been suspended in the fourth quarter of 2014 due to the fire.  During the second quarter of 2015, gold equivalent ounces produced were 15% higher compared with the second quarter of 2014, primarily due to an increase in ounces recovered from the heap leach pads, largely a result of higher grade ore recently placed on the pads and improvements made to optimize the flow of the loaded solution to the carbon columns at the Adsorption, Desorption, and Recovery (“ADR”) facility.

Metal sales in the second quarter of 2015 were higher by 6% compared with the same period in 2014 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  During the second quarter of 2015, production cost of sales decreased slightly compared with the same period in 2014, primarily due to lower diesel costs, largely offset by the increase in gold equivalent ounces sold.  Depreciation, depletion and amortization increased to $12.0 million from $5.0 million in the second quarter of 2014, primarily due to a decrease in the mineral reserves at December 31, 2014 and an increase in the depreciable asset base.

First six months of 2015 vs. First six months of 2014

During the first six months of 2015, tonnes of ore mined decreased by 3% compared with the same period in 2014, primarily due to longer haulages as a result of mining the deeper phases of the pit.  Tonnes of ore processed in the first six months of 2015 were 5% lower compared with the same period in 2014, primarily as a result of the mill being re-commissioned in March 2015 after having been suspended in the fourth quarter of 2014 due to the fire.  Mill grades and recoveries increased by 5% and 3%, respectively, compared with the first six months of 2014, mainly due to higher grade stockpile ore being processed through the mill since March 2015.  Gold equivalent ounces produced increased by 2% compared with the first six months of 2014, primarily due to an increase in ounces recovered from the heap leach pads, largely a result of higher grade ore recently placed on the pads and improvements made to optimize the flow of the loaded solution to the carbon columns at the ADR facility, partially offset by the decrease in ounces produced from the mill.

Metal sales in the first six months of 2015 were slightly lower compared with the same period in 2014 due to a decrease in metal prices realized, largely offset by an increase in gold equivalent ounces sold.  During the first six months of 2015, production cost of sales decreased by 2% compared with the same period in 2014, primarily due to lower diesel costs, partially offset by increases in gold equivalent ounces sold and reagent consumption and higher labour costs.  Depreciation, depletion and amortization increased to $21.0 million from $9.6 million in the first six months of 2014, primarily due to a decrease in the mineral reserves at December 31, 2014 and an increase in the depreciable asset base.

Kettle River–Buckhorn (100% ownership and operator) – USA

	Three months ended June 30,				Six months ended June 30,
	2015	2014	Change	% Change	2015	2014	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	95	78	17	22%	188	175	13	7%
Tonnes processed (000's)	130	95	35	37%	241	197	44	22%
Grade (grams/tonne)	8.58	11.96	(3.38)	(28%)	7.40	11.42	(4.02)	(35%)
Recovery	93.3%	93.8%	(0.5%)	(1%)	92.5%	92.8%	(0.3%)	(0%)
Gold equivalent ounces:
Produced	29,580	40,555	(10,975)	(27%)	53,845	66,472	(12,627)	(19%)
Sold	29,524	38,801	(9,277)	(24%)	53,691	64,630	(10,939)	(17%)

Financial Data (in millions)
Metal sales	$35.1	$49.5	$(14.4)	(29%)	$64.6	$82.8	$(18.2)	(22%)
Production cost of sales	23.4	24.9	(1.5)	(6%)	47.7	41.3	6.4	15%
Depreciation, depletion and amortization	3.3	15.6	(12.3)	(79%)	7.4	25.3	(17.9)	(71%)
	8.4	9.0	(0.6)	(7%)	9.5	16.2	(6.7)	(41%)
Exploration and business development	0.9	0.8	0.1	13%	1.0	1.2	(0.2)	(17%)
Other	0.1	0.7	(0.6)	(86%)	0.1	1.4	(1.3)	(93%)
Segment operating earnings	$7.4	$7.5	$(0.1)	(1%)	$8.4	$13.6	$(5.2)	(38%)

Second quarter 2015 vs. Second quarter 2014

During the second quarter of 2015, tonnes of ore mined increased by 22% compared with the same period in 2014, primarily due to planned mine sequencing, with the mine expected to continue production until 2016.  Tonnes of ore processed increased by 37% and grades decreased by 28% compared with the second quarter of 2014, primarily due to increased processing of lower grade stockpile ore as Kettle River nears the end of its mine life.  During the second quarter of 2015, gold equivalent ounces produced and sold decreased by 27% and 24%, respectively, compared with the same period in 2014, primarily due to the lower grades and timing of ounces processed through the mill, partially offset by the higher throughput.

Metal sales declined by 29% in the second quarter of 2015 compared with the same period in 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales decreased by 6% compared with the second quarter of 2014, primarily due to the decrease in gold equivalent ounces sold, partially offset by the increased throughput.  During the second quarter of 2015, depreciation, depletion and amortization decreased to $3.3 million from $15.6 million in the same period of 2014, primarily due to decreases in the depreciable asset base and gold equivalent ounces sold.

First six months of 2015 vs. First six months of 2014

Tonnes of ore mined increased by 7% compared with the first six months of 2014, primarily due to planned mine sequencing.  During the first six months of 2015, tonnes of ore processed increased by 22% and grades decreased by 35% compared with the same period in 2014, primarily due to increased processing of lower grade stockpile ore as Kettle River nears the end of its mine life.  Gold equivalent ounces produced and sold decreased by 19% and 17%, respectively, compared with the first the six months of 2014, largely due to the decreases in grades, partially offset by the increase in throughput.

Metal sales decreased by 22% in the first six months of 2015 compared with the same period in 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  During the first six months of 2015, production cost of sales increased by 15% compared with the same period in 2014, primarily due to the increased throughput.  Depreciation, depletion and amortization decreased to $7.4 million from $25.3 million in the first six months of 2014, primarily due to decreases in the depreciable asset base and gold equivalent ounces sold.

Paracatu (100% ownership and operator) – Brazil
	Three months ended June 30,				Six months ended June 30,
	2015	2014	Change	% Change	2015	2014	Change	% Change (a)
Operating Statistics
Tonnes ore mined (000's)	11,435	13,332	(1,897)	(14%)	23,051	29,415	(6,364)	(22%)
Tonnes processed (000's)	11,392	12,167	(775)	(6%)	23,217	27,214	(3,997)	(15%)
Grade (grams/tonne)	0.41	0.42	(0.01)	(2%)	0.42	0.38	0.04	11%
Recovery	72.4%	74.7%	(2.3%)	(3%)	74.6%	71.3%	3.3%	5%
Gold equivalent ounces:
Produced	110,366	124,329	(13,963)	(11%)	235,051	251,414	(16,363)	(7%)
Sold	107,169	132,327	(25,158)	(19%)	232,098	248,103	(16,005)	(6%)

Financial Data (in millions)
Metal sales	$127.9	$169.5	$(41.6)	(25%)	$278.6	$319.5	$(40.9)	(13%)
Production cost of sales	90.5	114.6	(24.1)	(21%)	184.4	214.7	(30.3)	(14%)
Depreciation, depletion and amortization	36.4	40.5	(4.1)	(10%)	74.2	74.4	(0.2)	(0%)
	1.0	14.4	(13.4)	(93%)	20.0	30.4	(10.4)	(34%)
Other	(0.3)	(0.5)	0.2	40%	5.4	1.7	3.7	nm
Segment operating earnings	$1.3	$14.9	$(13.6)	(91%)	$14.6	$28.7	$(14.1)	(49%)

(a)	"nm" means not meaningful.

Second quarter 2015 vs. Second quarter 2014

During the second quarter of 2015, tonnes of ore mined and processed decreased by 14% and 6%, respectively, compared with the same period in 2014, primarily due to planned mine sequencing, which involved processing, at a reduced throughput, an increased proportion of higher grade B2 ore.  Grades and recoveries were lower by 2% and 3%, respectively, compared with the second quarter of 2014, primarily due to the metallurgical characteristics of the ore mined.  Gold equivalent ounces produced decreased by 11% compared with the second quarter of 2014, largely due to the lower mill throughput, grades and recoveries.  Gold equivalent ounces sold decreased by 19% in the second quarter of 2015 compared with the same period in 2014, primarily due to the decrease in gold equivalent ounces produced and timing of shipments.

Metal sales were lower by 25% compared with the second quarter of 2014 due to decreases in gold equivalent ounces sold and metal prices realized.  During the second quarter of 2015, production cost of sales decreased by 21% compared with the same period in 2014, primarily due to the decrease in gold equivalent ounces sold, and lower power, diesel and grinding media costs, as well as favourable foreign exchange movements.  Depreciation, depletion and amortization were 10% lower compared with the second quarter of 2014, primarily due to the decrease in gold equivalent ounces sold.

First six months of 2015 vs. First six months of 2014

Tonnes of ore mined and processed were lower by 22% and 15%, respectively, compared with the first six months of 2014, primarily due to planned mine sequencing, which involved processing, at a reduced throughput, an increased proportion of higher grade B2 ore.  During the first six months of 2015, grades and recoveries were 11% and 5% higher, respectively, compared with the same period in 2014, primarily due to the metallurgical characteristics of the ore mined.  Gold equivalent ounces produced decreased by 7% compared with the first six months of 2014, primarily due to the lower mill throughput and timing of ounces processed through the mill, partially offset by the higher grades and recoveries.

During the first six months of 2015, metal sales were lower by 13% compared with the same period in 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales were lower by 14% in the first six months of 2015 compared with the same period in 2014, primarily due to lower power, diesel and grinding media costs, favourable foreign exchange movements, and the decrease in gold equivalent ounces sold.

Maricunga (100% ownership and operator) – Chile
	Three months ended June 30,				Six months ended June 30,
	2015	2014	Change	% Change (b)	2015	2014	Change	% Change (b)
Operating Statistics (a)
Tonnes ore mined (000's)	2,220	3,854	(1,634)	(42%)	4,915	8,345	(3,430)	(41%)
Tonnes processed (000's)	1,957	3,792	(1,835)	(48%)	4,869	7,652	(2,783)	(36%)
Grade (grams/tonne)	0.81	0.77	0.04	5%	0.73	0.75	(0.02)	(3%)
Gold equivalent ounces:
Produced	47,713	64,290	(16,577)	(26%)	104,535	117,019	(12,484)	(11%)
Sold	50,957	64,333	(13,376)	(21%)	105,333	120,190	(14,857)	(12%)

Financial Data (in millions)
Metal sales	$60.8	$83.0	$(22.2)	(27%)	$128.3	$156.0	$(27.7)	(18%)
Production cost of sales	55.0	56.2	(1.2)	(2%)	111.0	114.8	(3.8)	(3%)
Depreciation, depletion and amortization	6.4	11.5	(5.1)	(44%)	11.8	16.1	(4.3)	(27%)
Impairment charges	24.5	-	24.5	100%	24.5	-	24.5	100%
	(25.1)	15.3	(40.4)	nm	(19.0)	25.1	(44.1)	(176%)
Other	14.4	0.4	14.0	nm	14.4	3.7	10.7	nm
Segment operating earnings (loss)	$(39.5)	$14.9	$(54.4)	nm	$(33.4)	$21.4	$(54.8)	nm
(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	"nm" means not meaningful.

Second quarter 2015 vs. Second quarter 2014

During the second quarter of 2015, tonnes of ore mined and processed decreased by 42% and 48%, respectively, compared with the same period in 2014, primarily due to the extreme weather event in March 2015 that caused mining and crushing operations to be temporarily suspended until May 2015.  Grades increased by 5% in the second quarter of 2015 compared with the same period in 2014 as a result of planned mine sequencing, which involved processing higher grade ore from Phase 2 of the Pancho pit.  Gold equivalent ounces produced were 26% lower compared with the second quarter of 2014, primarily due to the decrease in the quantity of ore placed on the heap leach pads as a result of the extreme weather event.  During the second quarter of 2015, gold equivalent ounces sold exceeded production as ounces produced at the end of the first quarter were sold in the second quarter of 2015.

Metal sales decreased by 27% in the second quarter of 2015 compared with the same period in 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales decreased by 2% compared with the second quarter of 2014, primarily due to the decrease in gold equivalent ounces sold and lower labour and contractor costs, largely offset by an increase in the cost of consumables.  Depreciation, depletion and amortization decreased by 44% compared with the second quarter of 2014, primarily due to the decrease in gold equivalent ounces sold.  At June 30, 2015, the carrying value of inventory was written down by $24.5 million due to the extreme weather event, which resulted in an increase in the per ounce cost to complete inventory, primarily due to additional energy and other costs related to the return to normal production of the heap leach, and also due to the expected delay in the recovery of ounces from the heap leach over the coming months as a result of fewer ounces being placed since March 2015.  No such charges were recognized during the second quarter of 2014.  Other costs increased by $14.0 million compared with the second quarter of 2014, primarily due to additional expenses that were incurred as a result of the March 2015 extreme weather event.

First six months of 2015 vs. First six months of 2014

Tonnes of ore mined and processed decreased by 41% and 36%, respectively, compared with the first six months of 2014, primarily due to the planned stockpile tower replacement in February 2015 and the extreme weather event in March 2015 that caused mining and crushing operations to be temporarily suspended until May 2015.  During the first six months of 2015, grades decreased by 3% compared with the same period in 2014 as a result of planned mine sequencing.  Gold equivalent ounces produced decreased by 11% compared with the first six months of 2014, primarily due to a decrease in ounces recovered from the heap leach pads, which was mainly a result of a reduction in the quantity of ore placed on these pads due to the extreme weather event.
Metal sales decreased by 18% compared with the first six months of 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales decreased by 3% in the first six months of 2015 compared with the same period in 2014, primarily due to the decrease in gold equivalent ounces sold and lower labour and contractor costs, partially offset by increases in cyanide consumption and the cost of consumables.  Depreciation, depletion and amortization were 27% lower in the first six months of 2015 compared with the same period in 2014, primarily due to the decrease in gold equivalent ounces sold.  At June 30, 2015, the carrying value of inventory was written down by $24.5 million due to the extreme weather event, which resulted in an increase in the per ounce cost to complete inventory, primarily due to additional energy and other costs related to the return to normal production of the heap leach, and also due to the expected delay in the recovery of ounces from the heap leach over the coming months as a result of fewer ounces being placed since March 2015.  No such charges were recognized during the first six months of 2014.  During the first six months of 2015, other costs of $14.4 million were incurred, primarily related to the March 2015 extreme weather event.

Kupol (100% ownership and operator) – Russian Federation (a)
	Three months ended June 30,				Six months ended June 30,
	2015	2014	Change	% Change	2015	2014	Change	% Change
Operating Statistics
Tonnes ore mined (000's) (b)	516	437	79	18%	980	877	103	12%
Tonnes processed (000's)	423	419	4	1%	841	828	13	2%
Grade (grams/tonne):
Gold	13.43	13.77	(0.34)	(2%)	13.32	13.79	(0.47)	(3%)
Silver	106.19	88.79	17.40	20%	100.94	97.50	3.44	4%
Recovery:
Gold	95.3%	95.3%	-	-	95.1%	94.8%	0.3%	0%
Silver	86.8%	83.6%	3.2%	4%	86.1%	83.7%	2.4%	3%
Gold equivalent ounces: (c)
Produced	191,160	195,275	(4,115)	(2%)	376,889	386,513	(9,624)	(2%)
Sold	159,950	216,765	(56,815)	(26%)	352,117	355,051	(2,934)	(1%)
Silver ounces:
Produced (000's)	1,218	1,055	163	15%	2,263	2,289	(26)	(1%)
Sold (000's)	1,087	1,247	(160)	(13%)	2,148	2,265	(117)	(5%)

Financial Data (in millions)
Metal sales	$191.5	$278.2	$(86.7)	(31%)	$424.2	$459.5	$(35.3)	(8%)
Production cost of sales	78.3	114.8	(36.5)	(32%)	169.8	181.3	(11.5)	(6%)
Depreciation, depletion and amortization	56.3	58.7	(2.4)	(4%)	120.2	115.1	5.1	4%
	56.9	104.7	(47.8)	(46%)	134.2	163.1	(28.9)	(18%)
Exploration and business development	4.2	2.8	1.4	50%	7.2	6.0	1.2	20%
Other	(0.1)	-	(0.1)	(100%)	(0.1)	-	(0.1)	(100%)
Segment operating earnings	$52.8	$101.9	$(49.1)	(48%)	$127.1	$157.1	$(30.0)	(19%)

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)
Includes 160,000 and 290,000 tonnes of ore mined from Dvoinoye during the second quarter and first six months of 2015, respectively (second quarter and first six months of 2014 - 101,000 and 207,000, respectively).

(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2015 was 72.75:1 (second quarter of 2014 - 65.67:1). The ratio for the first six months of 2015 was 72.84:1 (first six months of 2014 - 64.36:1).

Second quarter 2015 vs. Second quarter 2014

Tonnes of ore mined increased by 18% compared with the second quarter of 2014, primarily due to increased mining activity at Dvoinoye.  Gold grades decreased by 2% in the second quarter of 2015 compared with the same period in 2014, largely due to the processing of lower grade ore from both the Kupol and Dvoinoye mines, consistent with plan.  Gold equivalent ounces produced were 2% lower compared with the second quarter of 2014, primarily due to the lower gold grades and timing of ounces processed through the mill, partially offset by the higher silver grades.  During the second quarter of 2015, gold equivalent ounces sold decreased by 26% compared with the same period in 2014, primarily due to timing of shipments.

During the second quarter of 2015, metal sales decreased by 31% compared with the same period in 2014 due to decreases in gold equivalent ounces sold and metal prices realized.  Production cost of sales declined by 32% in the second quarter of 2015 compared with the same period in 2014, primarily due to the decrease in gold equivalent ounces sold, a decrease in labour costs due to favourable foreign exchange movements, and lower reagent and diesel costs.  Depreciation, depletion and amortization decreased by 4% compared with the second quarter of 2014, primarily due to the lower gold equivalent ounces sold, and an increase in the mineral reserves of the Kupol mine at December 31, 2014, partially offset by an increase in the depreciable asset base of the Dvoinoye mine.

First six months of 2015 vs. First six months of 2014

During the first six months of 2015, tonnes of ore mined increased by 12% compared with the same period in 2014, primarily due to increased mining activity at Dvoinoye.  Tonnes of ore processed increased by 2% compared with the first six months of 2014, primarily due to operational improvements made at the mill.  Gold grades decreased by 3% compared with the first six months of 2014, mainly due to the processing of lower grade ore from both the Kupol and Dvoinoye mines, consistent with plan.  Gold equivalent ounces produced decreased by 2% in the first six months of 2015 compared with the same period in 2014, primarily due to the lower gold grades and a less favourable gold equivalent ratio, partially offset by the higher mill throughput.

Metal sales in the first six months of 2015 decreased by 8% compared with the same period in 2014 due to decreases in gold equivalent ounces sold and metal prices realized.  During the first six months of 2015, production cost of sales decreased by 6%, primarily due to the decrease in gold equivalent ounces sold, lower labour costs as a result of favourable foreign exchange movements, and a decrease in reagent and diesel costs.  Depreciation, depletion and amortization increased by 4% compared with the first six months of 2014, primarily due to an increase in the depreciable asset base of the  Dvoinoye mine, partially offset by the decrease in gold equivalent ounces sold and an increase in the mineral reserves of the Kupol mine at December 31, 2014.

Tasiast (100% ownership and operator) – Mauritania
	Three months ended June 30,				Six months ended June 30,
	2015	2014	Change	% Change (c)	2015	2014	Change	% Change (c)
Operating Statistics
Tonnes ore mined (000's)	1,609	4,643	(3,034)	(65%)	2,618	11,976	(9,358)	(78%)
Tonnes processed (000's) (a)	1,126	2,960	(1,834)	(62%)	1,822	5,908	(4,086)	(69%)
Grade (grams/tonne) (b)	2.21	2.04	0.17	8%	2.10	2.09	0.01	0%
Recovery (b)	91.5%	88.9%	2.6%	3%	90.5%	89.0%	1.5%	2%
Gold equivalent ounces:
Produced	57,890	65,099	(7,209)	(11%)	111,899	136,770	(24,871)	(18%)
Sold	54,941	65,319	(10,378)	(16%)	106,731	131,705	(24,974)	(19%)

Financial Data (in millions)
Metal sales	$65.2	$84.2	$(19.0)	(23%)	$128.1	$170.1	$(42.0)	(25%)
Production cost of sales	58.4	66.5	(8.1)	(12%)	110.3	134.0	(23.7)	(18%)
Depreciation, depletion and amortization	18.7	15.1	3.6	24%	34.9	31.0	3.9	13%
	(11.9)	2.6	(14.5)	nm	(17.1)	5.1	(22.2)	nm
Exploration and business development	3.4	5.1	(1.7)	(33%)	8.1	8.3	(0.2)	(2%)
Other	18.7	4.2	14.5	nm	22.6	5.6	17.0	nm
Segment operating loss	$(34.0)	$(6.7)	$(27.3)	nm	$(47.8)	$(8.8)	$(39.0)	nm

(a)
Includes  521,000 and 587,000  tonnes placed on the dump leach pads during the second quarter and first six months of 2015 (second quarter and first six months of 2014 - 2,297,000 and 4,586,000 tonnes, respectively).

(b)
Amount represents mill grade and recovery only.  Ore placed on the dump leach pads had an average grade of 0.56 and 0.61 grams per tonne during the second quarter and first six months of 2015, respectively (second quarter and first six months of 2014 - 0.62 and 0.63 grams per tonne, respectively).  Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.

Second quarter 2015 vs. Second quarter 2014

Tonnes of ore mined decreased by 65% compared with the second quarter of 2014, primarily due to planned mine sequencing, which involved mining only from the West Branch deposit during the second quarter of 2015.  Tonnes of ore processed decreased by 62% in the second quarter of 2015 compared with the same period in 2014, largely due to fewer tonnes being available to be placed on the dump leach pads.  Mill grades increased by 8% in the second quarter of 2015 compared with the same period in 2014, primarily due to planned mine sequencing.  Dump leach pad grades decreased by 10% compared with the second quarter of 2014, mainly due to reduced availability of oxide ore. During the second quarter of 2015, gold equivalent ounces produced decreased by 11% compared with the same period in 2014, primarily due to a decrease in ounces recovered from the dump leach pads.  Gold equivalent ounces sold decreased by 16% compared with the second quarter of 2014 mainly due to the lower gold equivalent ounces produced and timing of shipments.

During the second quarter of 2015, metal sales declined by 23% compared with the same period in 2014 due to decreases in metal prices realized and gold equivalent ounces sold.  Production cost of sales decreased by 12% compared with the second quarter of 2014, primarily due to the decrease in gold equivalent ounces sold and lower fuel and labour costs.  Depreciation, depletion and amortization increased by 24% compared with the second quarter of 2014, primarily due to an increase in the depreciable asset base.

First six months of 2015 vs. First six months of 2014

Tonnes of ore mined decreased by 78% compared with the first six months of 2014, primarily due to planned mine sequencing which involved mining only from the West Branch deposit during the first six months of 2015.  Tonnes of ore processed decreased by 69% compared with the first six months of 2014, largely due to fewer tonnes being available to be placed on the dump leach pads.  Gold equivalent ounces produced decreased by 18% compared with the first six months of 2014, primarily due to lower ounces recovered from the dump leach pads.

Metal sales decreased by 25% compared with the first six months of 2014, primarily due to decreases in metal prices realized and gold equivalent ounces sold.  During the first six months of 2015, production cost of sales were lower by 18% compared with the same period in 2014, primarily due to the decrease in gold equivalent ounces sold and lower fuel and labour costs.  Depreciation, depletion and amortization increased by 13% in the first six months of 2015 compared with the same period in 2014, largely due to an increase in the depreciable asset base.

Chirano (90% ownership and operator) – Ghana(a)
	Three months ended June 30,				Six months ended June 30,
	2015	2014	Change	% Change (b)	2015	2014	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000's)	875	666	209	31%	1,614	1,568	46	3%
Tonnes processed (000's)	823	615	208	34%	1,722	1,432	290	20%
Grade (grams/tonne)	2.73	3.42	(0.69)	(20%)	2.67	3.21	(0.54)	(17%)
Recovery	91.6%	91.8%	(0.2%)	(0%)	90.5%	91.9%	(1.4%)	(2%)
Gold equivalent ounces:
Produced	66,311	62,991	3,320	5%	133,994	137,889	(3,895)	(3%)
Sold	69,017	63,724	5,293	8%	140,890	134,782	6,108	5%

Financial Data (in millions)
Metal sales	$82.0	$82.1	$(0.1)	(0%)	$169.4	$173.7	$(4.3)	(2%)
Production cost of sales	47.6	40.2	7.4	18%	93.5	84.0	9.5	11%
Depreciation, depletion and amortization	44.6	35.5	9.1	26%	88.2	76.0	12.2	16%
	(10.2)	6.4	(16.6)	nm	(12.3)	13.7	(26.0)	(190%)
Exploration and business development	4.6	4.0	0.6	15%	8.5	6.8	1.7	25%
Other	1.8	3.0	(1.2)	(40%)	3.0	4.4	(1.4)	(32%)
Segment operating earnings (loss)	$(16.6)	$(0.6)	$(16.0)	nm	$(23.8)	$2.5	$(26.3)	nm
(a)	Operating and financial data are at 100% for all periods.
(b)	"nm" means not meaningful.

Second quarter 2015 vs. Second quarter 2014

Tonnes of ore mined increased by 31% compared with the second quarter of 2014, primarily due to tonnes mined from the Mamnao open pit, partially offset by lower tonnes mined from the Akwaaba underground deposit.  During the second quarter of 2015, tonnes of ore processed were 34% higher compared with the same period in 2014, primarily due to the increase in tonnes mined and the mill repairs that were completed in June 2014.  Grades were 20% lower compared with the second quarter of 2014, largely due to declining contribution from the higher grade Akwaaba underground deposit.  Gold equivalent ounces produced in the second quarter of 2015 increased by 5% compared with the same period in 2014, primarily due to the increase in tonnes processed, partially offset by the lower grades.  Gold equivalent ounces sold exceeded production as ounces produced at the end of the first quarter of 2015 were sold in the second quarter of 2015.

During the second quarter of 2015, metal sales declined slightly compared with the same period in 2014 due to a decrease in metal prices realized, largely offset by an increase in gold equivalent ounces sold.  Production cost of sales increased by 18% compared with the second quarter of 2014, primarily due to higher power and milling supply costs, and the increase in gold equivalent ounces sold.  Depreciation, depletion and amortization were 26% higher compared with the second quarter of 2014, primarily due to the increases in gold equivalent ounces sold and depreciable asset base attributable to the equipment acquired to self-perform underground mining operations, and a decrease in mineral reserves at December 31, 2014.

First six months of 2015 vs. First six months of 2014

During the first six months of 2015, tonnes of ore mined increased by 3% compared with the same period in 2014, primarily due to an increase in mining activity at the Tano and Mamnao open pits. These increases were partially offset by the completion of mining at the Obra open pit during the first six months of 2014 and reduced tonnes mined from the Akwaaba underground deposit.  Tonnes of ore processed were 20% higher compared with the first six months of 2014, primarily due to repairs at the mill, which were completed in June 2014.  Grades were 17% lower compared with the first six months of 2014, largely due to declining contribution from the higher grade Akwaaba underground deposit.  Gold equivalent ounces produced were 3% lower compared with the first six months of 2014, primarily due to the lower grades, partially offset by an increase in tonnes processed.  During the first six months of 2015, gold equivalent ounces sold increased by 5% compared with the same period in 2014, primarily due to timing of shipments.

Metal sales were lower by 2% compared with the first six months of 2014 due to a decrease in metal prices realized, partially offset by the increase in gold equivalent ounces sold.  Production cost of sales increased by 11% in the first six months of 2015 compared with the same period in 2014, primarily due to the increase in gold equivalent ounces sold and higher power, labour, and underground mobile equipment maintenance costs.  Depreciation, depletion and amortization were 16% higher compared with the first six months of 2014, largely due to the increases in the gold equivalent ounces sold and depreciable asset base attributable to the equipment acquired to self-perform underground mining operations, and a decrease in mineral reserves at December 31, 2014.

Exploration and business development
	Three months ended June 30,				Six months ended June 30,
(in millions)	2015	2014	Change	% Change	2015	2014	Change	% Change
Exploration and business development	$29.7	$29.0	$0.7	2%	$52.5	$51.7	$0.8	2%

Exploration and business development expenses were $29.7 million compared with $29.0 million in the second quarter of 2014.  Of the total exploration and business development expense, expenditures on exploration totaled $23.6 million compared with $24.1 million in the second quarter of 2014.  Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $nil for both the second quarter of 2015 and 2014.

Kinross was active on more than 17 mine sites, near-mine and greenfield initiatives during the second quarter of 2015, with a total of 97,730 metres drilled.  During the second quarter of 2014, Kinross was active on more than 25 mine sites, near-mine and greenfield initiatives, with a total of 73,692 metres drilled.

Exploration and business development expenses were $52.5 million compared with $51.7 million for the first six months of 2014.  Of the total exploration and business development expense, expenditures on exploration totaled $39.4 million for both the first six months of 2015 and 2014.  During the first six months of 2015, capitalized exploration expenses, including capitalized evaluation expenditures, totaled $nil compared with $0.4 million for the same period in 2014.

Kinross was active on more than 20 mine sites, near-mine and greenfield initiatives during the first six months of 2015, with a total of 198,419 metres drilled.  Kinross was active on more than 31 mine sites, near-mine and greenfield initiatives during the first six months of 2014, with a total of 117,849 metres drilled.

General and administrative

	Three months ended June 30,				Six months ended June 30,
(in millions)	2015	2014	Change	% Change	2015	2014	Change	% Change
General and administrative	$44.6	$46.2	$(1.6)	(3%)	$83.6	$89.4	$(5.8)	(6%)

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation, Chile, and the Canary Islands.

Other income (expense) – net

During the second quarter of 2015, other income (expense) was an expense of $6.3 million compared with an expense of $1.1 million in the same period of 2014.  Other income (expense) increased from an expense of $7.3 million in the first six months of 2014 to an expense of $8.2 million in the first six months of 2015.  The discussion below details the significant changes in other income (expense) for the second quarter and first six months of 2015 compared with the same periods in 2014.

	Three months ended June 30,				Six months ended June 30,
(in millions)	2015	2014	Change	% Change (a)	2015	2014	Change	% Change (a)
Gains (losses) on sale of other assets - net	$(0.2)	$0.1	$(0.3)	nm	$(1.4)	$0.5	$(1.9)	nm
Impairment of investments	(1.5)	-	(1.5)	(100%)	(1.5)	-	(1.5)	(100%)
Foreign exchange losses	(6.5)	(1.3)	(5.2)	nm	(7.5)	(9.6)	2.1	22%
Net non-hedge derivative gains (losses)	0.1	(0.2)	0.3	150%	(1.8)	(3.6)	1.8	50%
Other	1.8	0.3	1.5	nm	4.0	5.4	(1.4)	(26%)
	$(6.3)	$(1.1)	$(5.2)	nm	$(8.2)	$(7.3)	$(0.9)	(12%)
(a) "nm" means not meaningful.

Foreign exchange losses
Foreign exchange losses in the second quarter of 2015 were $6.5 million compared with losses of $1.3 million in the second quarter of 2014.  The foreign exchange losses of $6.5 million were primarily due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Ghanaian cedi, Chilean peso, and Mauritanian ouguiya at June 30, 2015 relative to March 31, 2015, partially offset by the weakening of the U.S. dollar against the Russian rouble, Brazilian real, and the Canadian dollar.

The foreign exchange losses of $1.3 million in the second quarter of 2014 were primarily due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Mauritanian ouguiya, Ghanaian cedi and Chilean peso at June 30, 2014 relative to March 31, 2014, partially offset by the weakening of the U.S. dollar against the Russian rouble, Brazilian real and Canadian dollar.

During the first six months of 2015, foreign exchange losses were $7.5 million compared with losses of $9.6 million for the same period in 2014.  The foreign exchange losses of $7.5 million in the first six months of 2015 were mainly due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Brazilian real, Canadian dollar, Chilean peso, Ghanaian cedi and Mauritanian ouguiya at June 30, 2015 relative to December 31, 2014, partially offset by the weakening of the U.S. dollar against the Russian rouble.

The foreign exchange losses of $9.6 million during the first six months of 2014 were largely due to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Russian rouble, Canadian dollar, Chilean peso, Ghanaian cedi and Mauritanian ouguiya at June 30, 2014 relative to December 31, 2013, partially offset by the weakening of the U.S. dollar against the Brazilian real.

Finance expense
	Three months ended June 30,				Six months ended June 30,
(in millions)	2015	2014	Change	% Change	2015	2014	Change	% Change
Finance expense	$23.7	$19.9	$3.8	19%	$47.7	$32.7	$15.0	46%

Finance expense includes accretion on reclamation and remediation obligations and interest expense.

During the second quarter of 2015, finance expense increased by $3.8 million compared with the same period in 2014, primarily due to an increase in interest expense.  Interest expense increased from $12.8 million in the second quarter of 2014 to $16.7 million in the second quarter of 2015, primarily due to a decrease in interest capitalized.  During the second quarter of 2015, interest capitalized was $9.9 million compared with $16.2 million in the second quarter of 2014, with the decrease primarily due to lower qualifying capital expenditures.

Finance expense increased by $15.0 million compared with the first six months of 2014, primarily due to an increase in interest expense.  During the first six months of 2015, interest expense increased by $15.2 million compared with the same period in 2014, primarily due to a reduction in interest capitalized as well as additional interest recognized on the $500.0 million senior notes issued in March 2014.  Interest capitalized was $19.5 million compared with $34.8 million in the first six months of 2014, with the decrease primarily due to lower qualifying capital expenditures.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.

During the second quarter of 2015, the Company recorded an income tax recovery of $5.4 million on loss from continuing operations before taxes of $89.9 million, compared with a tax expense of $17.2 million on earnings from continuing operations before taxes of $62.9 million in the same period of 2014.  Excluding the impact of items that are not reflective of the underlying operating performance of our business, such as foreign exchange translation, the Company’s adjusted effective tax rate for the second quarter of 2015 was 42.5%, compared with an adjusted effective tax rate of 49.3% for the second quarter of 2014.  The decrease in the Company’s adjusted effective tax rate for the second quarter of 2015, compared with the same period in 2014, was largely due to differences in the level of income in the Company’s operating jurisdictions from one period to the next.  Kinross' combined federal and provincial statutory tax rate for the second quarter of 2015 was 26.5% (2014 – 26.5%).

Income tax expense during the first six months of 2015 was $19.9 million, compared with an income tax expense of $48.3 million in the same period of 2014.  Excluding the impact of items that are not reflective of the underlying operating performance of our business, the Company’s adjusted effective tax rate for the first six months of 2015 was 89.7%, compared with an adjusted effective tax rate of 52.0% for the first six months of 2014.  The increase in the Company’s adjusted effective tax rate for the first six months of 2015, compared with the same period in 2014, was largely due to differences in the level of income in the Company’s operating jurisdictions from one period to the next. Kinross' combined federal and provincial statutory tax rate for the first six months of 2015 was 26.5% (first six months of 2014 – 26.5%).

There are a number of factors that can significantly impact the Company's effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6.           LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:
	Three months ended June 30,				Six months ended June 30,
(in millions)	2015	2014	Change	% Change	2015	2014	Change	% Change(b)
Cash flow
Of continuing operations provided from operating activities	$167.2	$163.9	$3.3	2%	$417.3	$374.4	$42.9	11%
Of continuing operations used in investing activities	(143.3)	(121.7)	(21.6)	(18%)	(312.9)	(318.4)	5.5	2%
Of continuing operations used in financing activities	(3.5)	(7.1)	3.6	51%	(54.5)	(42.2)	(12.3)	(29%)
Of discontinued operation (a)	-	(2.0)	2.0	100%	1.0	(4.4)	5.4	123%
Effect of exchange rate changes on cash and cash equivalents of continuing operations	0.5	1.6	(1.1)	(69%)	(3.0)	(5.2)	2.2	42%
Increase (decrease) in cash and cash equivalents	20.9	34.7	(13.8)	(40%)	47.9	4.2	43.7	nm
Cash and cash equivalents, beginning of period	1,010.5	704.0	306.5	44%	983.5	734.5	249.0	34%
Cash and cash equivalents, end of period	$1,031.4	$738.7	$292.7	40%	$1,031.4	$738.7	$292.7	40%

(a)   On June 10, 2013, the Company announced its decision to cease development of FDN.  As a result, FDN was classified as a discontinued operation.  On December 17, 2014, the Company sold its interest in FDN.

(b) "nm" means not meaningful.

Cash and cash equivalent balances increased by $20.9 million compared with an increase of $34.7 million in the second quarter of 2014.  For the first six months of 2015, cash and cash equivalent balances increased by $47.9 million compared with an increase of $4.2 million during the same period in 2014. Detailed discussions regarding cash flow movements from continuing operations are noted below.

Operating Activities

Second quarter 2015 vs. Second quarter 2014

Net cash flow provided from operating activities increased by $3.3 million in the second quarter of 2015 compared with the same period in 2014.  The increase in cash flows was largely the result of favourable working capital changes, largely offset by the decrease in margins (metal sales less production cost of sales).

First six months of 2015 vs. First six months of 2014

Net cash flow provided from operating activities increased by $42.9 million compared with the first six months of 2014.  The increase in cash flows was primarily the result of more favourable working capital changes, partially offset by the decrease in margins.

Investing Activities

Second quarter 2015 vs. Second quarter 2014

During the second quarter of 2015, net cash flow used in investing activities was $143.3 million compared with $121.7 million in the same period of 2014.  During the second quarter of 2015 and 2014, the primary use of cash was for capital expenditures of $128.5 million and $120.0 million, respectively.

First six months of 2015 vs. First six months of 2014

Net cash flow used in investing activities was $312.9 million compared with $318.4 million for the first six months of 2014.  The primary use of cash in the first six months of 2015 was for capital expenditures of $278.0 million and additions to long-term investments and other assets of $41.7 million.  The primary use of cash during the first six months of 2014 was for capital expenditures of $288.9 million and additions to long-term investments and other assets of $49.2 million.

The following table presents a breakdown of capital expenditures on a cash basis:

	Three months ended June 30,				Six months ended June 30,
(in millions)	2015	2014	Change	% Change	2015	2014	Change	% Change
Operating segments
Fort Knox	$26.7	$26.0	$0.7	3%	$68.1	$55.6	$12.5	22%
Round Mountain	10.8	8.3	2.5	30%	22.0	14.9	7.1	48%
Kettle River - Buckhorn	-	1.0	(1.0)	(100%)	0.6	2.6	(2.0)	(77%)
Paracatu	29.4	14.5	14.9	103%	45.7	31.3	14.4	46%
Maricunga	7.1	11.4	(4.3)	(38%)	14.6	20.8	(6.2)	(30%)
Kupol (a)	10.0	15.7	(5.7)	(36%)	25.5	55.2	(29.7)	(54%)
Tasiast	31.1	25.8	5.3	21%	67.5	77.0	(9.5)	(12%)
Chirano	4.9	9.0	(4.1)	(46%)	12.2	19.7	(7.5)	(38%)
Non-operating segment
Corporate and Other (b)	8.5	8.3	0.2	2%	21.8	11.8	10.0	85%
Total	$128.5	$120.0	$8.5	7%	$278.0	$288.9	$(10.9)	(4%)

(a)  Includes $3.0 million and $5.8 million of capital expenditures at Dvoinoye during the second quarter and first six months of 2015, respectively (second quarter of 2014 and first six months of 2014 - $0.7 million and $22.9 million, respectively).

(b) "Corporate and Other" includes corporate and other non-operating assets (including La Coipa, Lobo-Marte and White Gold).

During the second quarter of 2015, capital expenditures increased by $8.5 million compared with the same period in 2014, primarily due to increased spending at Paracatu related to tailings dam construction, partially offset by a decrease in spending at Kupol.  Capital expenditures decreased by $10.9 million compared with the first six months of 2014, primarily due to reduced spending at Dvoinoye, partially offset by increased spending at Paracatu related to tailings dam construction.

Financing Activities

Second quarter 2015 vs. Second quarter 2014

Net cash flow used in financing activities was $3.5 million compared with cash used of $7.1 million during the second quarter of 2014.  The decrease was largely due to a net repayment of debt of $5.5 million in the second quarter of 2014, related to borrowings that had been made by the Company’s operations in Brazil to meet working capital requirements.  During the second quarter of 2015, the net repayment of debt was $nil.

First six months of 2015 vs. First six months of 2014

Net cash flow used in financing activities was $54.5 million compared with cash used of $42.2 million in the first six months of 2014.  During the first six months of 2015, the Company made a net repayment of debt of $30.0 million, which was related to the Kupol loan. During the first six months of 2014, the Company made a net repayment of debt of $37.1 million, which included repayments of $500.0 million of the term loan and $30.0 million of the Kupol loan, partially offset by net proceeds of $492.9 million received from the issuance of senior notes on March 6, 2014.  In addition, total interest paid during the first six months of 2015 was $46.5 million, of which $23.5 million was included in financing activities.  Total interest paid during the first six months of 2014 was $35.0 million, of which $3.3 million was included in financing activities.

Balance Sheet

	As at,
(in millions)	June 30, 2015	December 31, 2014
Cash and cash equivalents	$1,031.4	$983.5
Current assets	$2,545.7	$2,587.1
Total assets	$8,709.9	$8,951.4
Current liabilities, including current portion of long-term debt	$528.3	$604.4
Total long-term financial liabilities(a)	$2,786.9	$2,779.0
Total debt, including current portion	$2,030.1	$2,058.1
Total liabilities	$3,891.3	$4,059.6
Common shareholders' equity	$4,771.9	$4,843.0
Non-controlling interest	$46.7	$48.8
Statistics
Working capital (b)	$2,017.4	$1,982.7
Working capital ratio (c)	4.82:1	4.28:1
(a) Includes long-term debt, provisions, and unrealized fair value of derivative liabilities.
(b) Calculated as current assets less current liabilities.
(c) Calculated as current assets divided by current liabilities.

At June 30, 2015, Kinross had cash and cash equivalents of $1.0 billion, an increase of $47.9 million from the balance as at December 31, 2014, primarily due to net operating cash flows of $417.3 million, partially offset by cash outflows of $278.0 million used in the purchase of property, plant and equipment, $41.7 million for additions to long-term investments and other assets, and the periodic repayment of $30.0 million on the Kupol loan.  Current assets decreased to $2,545.7 million, primarily due to a decrease in inventories, partially offset by the increase in cash and cash equivalents.  Total assets decreased by $241.5 million to $8,709.9 million, primarily due to decreases in current assets and property, plant and equipment.  Current liabilities declined to $528.3 million, largely due to a decrease in the unrealized fair value of derivative liabilities and accounts payable and accrued liabilities.  Total debt decreased by $28.0 million to $2,030.1 million, primarily due to the $30.0 million periodic repayment of the Kupol loan.

As of July 28, 2015, there were 1,146.3 million common shares of the Company issued and outstanding.  In addition, at the same date, the Company had 14.3 million share purchase options outstanding under its share option plan.

Financings and Credit Facilities

Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041.  Kinross received net proceeds of $980.9 million from the offering, after discount and payment of fees and expenses related to the offering.

On March 6, 2014, the Company completed a $500.0 million offering of debt securities consisting of 5.950% senior notes due 2024.  Kinross received net proceeds of $492.9 million from the offering, after discount and payment of fees and expenses related to the offering.

The senior notes referred to above (collectively, the “notes”) pay interest semi-annually.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months of maturity of the notes due in 2021 and 2024 and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.  In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions.  The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%.  Semi-annual principal repayments of $30.0 million commenced in March 2013 and will continue through September 30, 2015.  Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively.  The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any.  The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved.  Property, plant and equipment with a carrying amount of $132.1 million (December 31, 2014 - $170.7 million) are pledged as security as part of the Kupol loan.

As at June 30, 2015, cash of $31.0 million (December 31, 2014 - $34.0 million) was restricted for payments related to the loan.

Corporate revolving credit and term loan facilities

In August 2012, the Company completed a new unsecured term loan facility for $1,000.0 million.  The facility was set to mature on August 10, 2015, with the full amount having been drawn on August 22, 2012.  Also, in August 2012, under the same agreement, the Company amended the revolving credit facility increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

On June 10, 2013, the Company amended its $1,500.0 million revolving credit facility and $1,000.0 million term loan to extend the respective maturity dates and remove the minimum tangible net worth covenant.  The revolving credit facility’s term was extended by one year to August 10, 2018 from August 10, 2017, and the term loan was extended by two years to mature on August 10, 2017 from August 10, 2015.

On March 10, 2014, the Company repaid $500.0 million of the term loan, leaving a balance of $500.0 million outstanding.  On July 28, 2014, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2018 and August 10, 2019, respectively.  As at June 30, 2015, the Company had utilized $31.2 million (December 31, 2014 – $32.1 million) of the amended revolving credit facility.  The amount utilized was entirely for letters of credit.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at June 30, 2015, interest charges and fees, are as follows:
Type of credit
Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.65%
Revolving credit facility	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  Accordingly, the interest rate swaps only hedged the term loan’s interest rate exposure until the original maturity of August 2015.  Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps.  The remaining outstanding interest rate swaps continue to hedge 80% of the remaining underlying floating rate term loan to August 10, 2015.  Based on the Company’s credit rating at June 30, 2015, the fixed rate on the hedged portion of the term loan is 2.14%.

The amended revolving credit facility and unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  The significant financial covenant is a ratio of net debt to EBITDA, as defined in the agreement, of no more than 3.5:1.  The Company is in compliance with this covenant at June 30, 2015.

On July 24, 2015, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2019 and August 10, 2020, respectively.

Other

On June 15, 2012, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with EDC from $136.0 million to $200.0 million and to extend the maturity date to March 31, 2015.  On July 17, 2014, the Company further amended this facility to increase the amount from $200.0 million to $250.0 million.  Effective March 31, 2015, the maturity date for this facility was extended to June 30, 2016.  Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.00% to 1.25%.  As at June 30, 2015, $205.7 million (December 31, 2014 - $207.2 million) was utilized under this facility.

In addition, at June 30, 2015, the Company had $37.6 million (December 31, 2014 - $49.3 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow U.S. dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at June 30, 2015, $nil (December 31, 2014 - $nil) was outstanding under such borrowings.

The following table outlines the credit facility utilization and availability:

	As at
(in millions)	June 30, 2015	December 31, 2014
Utilization of revolving credit facility	$(31.2)	$(32.1)
Utilization of EDC facility	(205.7)	(207.2)
Borrowings	$(236.9)	$(239.3)

Available under revolving credit facility	$1,468.8	$1,467.9
Available under EDC credit facility	44.3	42.8
Available credit	$1,513.1	$1,510.7

Total debt of $2,030.1 million at June 30, 2015 consists of $1,482.1 million for the senior notes, $498.3 million for the corporate term loan facility, and $49.7 million for the Kupol loan.  The current portion of this debt is $43.0 million at June 30, 2015.

Liquidity Outlook

In 2015, the Company expects to repay $60.0 million of debt in cash, of which $30.0 million was repaid during the first six months of 2015.

We believe that the Company’s existing cash and cash equivalents balance of $1,031.4 million, available credit of $1,513.1 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above, and reclamation and remediation obligations currently estimated for 2015.  Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located.  Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies.  The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements.  Another possible source of capital could be proceeds from the sale of non-core assets.  These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.

The following table provides a summary of derivative contracts outstanding at June 30, 2015:

	2015	2016
Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	99.1	$30.0
Average price	2.55	$3.70
Chilean peso forward buy contracts
(in millions of U.S. dollars)	30.5	$27.0
Average price	610.65	$650.13
Russian rouble forward buy contracts
(in millions of U.S. dollars)	24.0	$-
Average price	36.13	$-
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	41.8	$33.0
Average price	1.18	$1.25

Energy
Oil swap contracts (barrels)	205,480	-
Average price	73.27	-
Gasoil swap contracts (tonnes)	17,820	-
Average price	566.66	-

The following new derivative contracts were engaged during the six months ended June 30, 2015:

•	$68.0 million Canadian dollars at an average rate of 1.25 maturing in 2015 and 2016;

•	$52.7 million Chilean pesos at an average rate of 642.40 maturing in 2015 and 2016;

•	$30.0 million Brazilian reais at an average rate of 3.70 maturing in 2016;

•	133,120 barrels of crude oil at an average rate of $50.77 per barrel maturing in 2015; and

•	25,168 tonnes of gasoil at an average rate of $488.59 per tonne maturing in 2015.

Subsequent to June 30, 2015, the following new derivative contracts were engaged:

•	$10.0 million Chilean pesos at an average rate of 660.83 maturing in 2016;

•	$12.0 million Canadian dollars at an average rate of 1.29 maturing in 2016;

•	$20.4 million Brazilian reais at an average rate of 3.62 maturing in 2016; and

•	78,000 barrels of crude oil at an average rate of $52.13 per barrel maturing in 2015 and 2016.

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  Accordingly, the interest rate swaps only hedged the term loan’s interest rate exposure until the original maturity of August 2015.  Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps. The remaining outstanding interest rate swaps continue to hedge 80% of the remaining underlying floating rate term loan to August 10, 2015.

The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units (“DSUs”) and cash-settled restricted share units (“RSUs”).  Hedge accounting was not applied to the TRSs.

At June 30, 2015, 5,695,000 TRS units were outstanding.  The following TRS contracts were entered into during the six months ended June 30, 2015:
•	79,000 units at an average price of CDN$2.89 to hedge DSUs.

•	3,000,000 units at an average price of CDN$2.89 to hedge cash-settled RSUs

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at
(in millions)	June 30, 2015	December 31, 2014
Asset (liability)
Interest rate swaps	$(0.2)	$(0.7)
Foreign currency forward contracts	(30.7)	(48.8)
Energy swap contracts	(2.7)	(9.9)
Total return swap contracts	-	(0.6)
	$(33.6)	$(60.0)

Contingencies

The Company is obligated to pay $20.0 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects.  On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff.  Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the defendants inflated Kinross’s share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’s schedule for developing the Tasiast mine.  The defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss took place on November 30, 2012.  On March 22, 2013, the Court issued an order (the “Order”) significantly narrowing the Amended U.S. Complaint to the defendants’ allegedly fraudulent statements about the Tasiast development schedule during the period of August 10, 2011 to January 17, 2012. On April 5, 2013, the defendants filed a motion for reconsideration of the portions of the Order that denied the defendants’ motion to dismiss, which the Court denied on June 6, 2013.  On July 8, 2013, the defendants filed their answer to the Amended U.S. Complaint.  In July 2014, the parties largely completed fact discovery, which included the production of information and documents (which was substantially completed on January 10, 2014) and the oral depositions of 21 witnesses.  On July 30, 2014, lead plaintiff filed a motion to certify a class of plaintiffs.  The defendants opposed the motion.  On September 18 and October 20, 2014, the parties exchanged expert reports and rebuttal expert reports, respectively, addressing the merits of the surviving claims of the Amended U.S. Complaint.  The parties completed the expert discovery phase of the litigation, and engaged in the submission of requests for admission, contention interrogatories, and motions to exclude opposing expert witnesses.  The lead plaintiff and the Company reached an agreement to settle all the claims in the action for $33 million, without admission of liability by the defendants and with the Company’s insurance carriers directly funding the full settlement.  On March 26, 2015, the parties filed the settlement papers with the Court, and asked it to grant an order preliminarily approving the settlement, which the Court did on May 26, 2015.  All requests by class members for exclusion from the settlement and all objections to the settlement must be mailed to the City of Austin’s counsel by September 18, 2015.  If there are (i) any significant objections to the settlement, and (ii) a sufficient number of class members have opted to exclude themselves from the settlement, Kinross may elect, pursuant to the settlement agreement, to terminate the settlement. Class members who do not opt-out or successfully object to the settlement will be bound by the settlement and will be deemed to have released Kinross from any claims related to the US Complaint. A hearing to finally approve the settlement as fair and reasonable is scheduled to be held by the Court on October 16, 2015.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “Ontario Action”).  A statement of claim in the Ontario Action was subsequently served on April 11, 2012.  The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects.  The Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  In a motion to the Ontario Court, the plaintiffs sought certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act.  In their written argument on the motion, the plaintiffs also sought leave and certification of a claim based on allegations that Kinross made a number of misrepresentations relating to the schedule for the Tasiast expansion project, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  These claims were added to the plaintiffs’ statement of claim in January 2014.   A hearing on the plaintiffs’ leave and certification motions was held from October 22–24, 2013.  On November 5, 2013, the Ontario Court issued Reasons For Decision dismissing the leave motion in respect of the statutory claims and dismissing the certification motion in respect of both the statutory claims and the common law negligent misrepresentation claims.  The plaintiffs appealed the Order of the Ontario Court to the Ontario Court of Appeal.  The plaintiffs’ appeal was dismissed in its entirety by the Ontario Court of Appeal on December 17, 2014.  On February 11, 2015, the plaintiffs filed an application for leave to appeal the Court of Appeal’s decision to the Supreme Court of Canada.  That application has not been decided.  The Company and the plaintiffs reached an agreement to settle all of the claims in the Ontario Action for CDN$12.5 million, without any admission of liability by the defendants and with the Company’s insurance carriers directly funding the full settlement.  On April 22, 2015, the parties provided the Ontario Court with the mutually agreed forms of the settlement documentation, and, following a hearing on April 27, 2015, the Ontario Court issued an order approving notice of the proposed settlement to potential class members. On June 17, 2015, the Ontario Court approved the settlement on the consent of all parties to the Ontario Action. The order therefore cannot be appealed. Any class members who wish to opt out of the settlement must do so by July 31, 2015. If a sufficient number of class members have opted to exclude themselves from the settlement, Kinross may elect, pursuant to the settlement agreement, to terminate the settlement. If the conditions of the settlement are fulfilled, the settlement is expected to become final in August of 2015. The plaintiffs have also agreed that, if the conditions of the settlement are fulfilled, they will withdraw their application seeking leave to appeal to the Supreme Court of Canada.

On January 16, 2015, a notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992 was filed in the Ontario Court, entitled Frankfurt-Trust Invest Luxemburg AG v. Kinross Gold Corporation (the “Frankfurt Action”).  A statement of claim in the Frankfurt Action was subsequently filed on February 13, 2015 but not served on the defendants until March 31, 2015.  The Frankfurt Action alleges, among other things, that Kinross made a number of misrepresentations, or failed to disclose material changes or material facts, relating to the schedule of the expansion project at the Tasiast mine.  If the conditions of the settlement of the Ontario Action are fulfilled, the plaintiffs in the Frankfurt Action will be bound by that settlement, unless they elect to opt out and pursue individually the claims they purport to assert in the Frankfurt Action.  Kinross believes that the claims in the Frankfurt Action are without merit and intends to vigorously defend against them, if required to do so.

7.           SUMMARY OF QUARTERLY INFORMATION

	2015		2014				2013
(in millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Metal sales	$755.2	$781.4	$791.3	$945.7	$911.9	$817.4	$877.1	$876.3
Net earnings (loss) from continuing operations attributable to common shareholders	$(83.2)	$(6.7)	$(1,473.5)	$(4.3)	$46.0	$31.8	$(740.0)	$46.9
Net earnings (loss) from discontinued operation after-tax (a)	$-	$-	$238.4	$(0.8)	$(1.9)	$(2.2)	$(2.1)	$(5.0)
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$(0.07)	$(0.01)	$(1.29)	$-	$0.04	$0.03	$(0.65)	$0.04
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$(0.07)	$(0.01)	$(1.29)	$-	$0.04	$0.03	$(0.65)	$0.04
Net cash flow of continuing operations provided from operating activities	$167.2	$250.1	$179.2	$304.5	$163.9	$210.5	$187.2	$137.7

(a) On June 10, 2013, the Company announced its decision to cease development of FDN.  As a result, FDN was classified as a discontinued operation.  On December 17, 2014, the Company sold its interest in FDN.

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in the gold equivalent ounces sold.  Fluctuations in the silver price have also affected results.

During the second quarter of 2015, revenue decreased to $755.2 million on gold equivalent ounces sold of 633,148 compared with $911.9 million on sales of 709,606 gold equivalent ounces during the second quarter of 2014.  The average gold price realized in the second quarter of 2015 was $1,194 per ounce compared with $1,285 per ounce in the second quarter of 2014.

Production cost of sales was $458.5 million in the second quarter of 2015 compared with $525.9 million in the same period of 2014, with the change primarily due to the decrease in gold equivalent ounces sold, lower input costs, such as energy, and favourable foreign exchange movements.

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases.  In addition, changes in mineral reserves during each year affected depreciation, depletion and amortization for quarters in the subsequent year.

In the fourth quarter of 2014, the Company recorded after-tax impairment charges of $932.2 million relating to several of its cash generating units (“CGUs”), net of a tax recovery of $127.9 million and non-controlling interest of $23.7 million.

During the fourth quarter of 2014, the Company completed the sale of its FDN project for gross cash proceeds of $150.0 million and $90.0 million of Lundin Gold common shares, resulting in an after-tax recovery of $238.0 million.

In the fourth quarter of 2013, the Company recorded after-tax impairment charges of $544.8 million, which included $376.0 million relating to property, plant and equipment at Maricunga, net of a tax recovery of $49.2 million, and $168.8 million relating to goodwill at Quebrada Seca.

Operating cash flows increased to $167.2 million in the second quarter of 2015, compared with $163.9 million in the same period of 2014, primarily due to favourable working capital changes, partially offset by the decrease in margins (metal sales less production cost of sales).

8.           DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the quarter ended June 30, 2015, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross’ disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS.  There has been no change in the Company’s internal control over financial reporting during the quarter ended June 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.           CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2014.

Subsequent to June 30, 2015, the price of gold declined.  If metal prices were to remain at a low level for an extended period of time or decline further, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing.  A significant decrease in long-term metal price assumptions may be an indication of potential impairment.  Also, subsequent to June 30, 2015, the Company’s share price has declined.  If the share price were to remain at a low level or to decline further, the excess of the carrying amount of the Company’s net assets over its market capitalization may be an indication of potential impairment.  Should the Company conclude that it has an indication of impairment at any balance sheet date, the Company is required to perform an impairment assessment.

Accounting Changes

The accounting policies applied in the preparation of the Company’s interim financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2014.

Recent Accounting Pronouncements

Revenue recognition

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). The standard replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets From Customers” and SIC 31 “Revenue – Barter Transactions Involving Advertising Services”.  IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption.  The Company is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments” (“IFRS 9”).  This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition and measurement and impairment of financial instruments.  IFRS 9 also includes a substantially reformed approach to hedge accounting.  The Company is in the process of determining the impact of IFRS 9 on its consolidated financial statements.

10.           RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities.  Certain risk factors, including but not limited to those listed below, are related to the mining industry in general while others are specific to Kinross.  For an additional discussion of risk factors, please refer to the MD&A for the year ended December 31, 2014 and for additional information please refer to the Annual Information Form for the year ended December 31, 2014, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

Kinross’ ability to access capital markets is dependent upon its credit ratings

The Company’s ability to access debt markets and the related cost of debt financing is dependent upon its credit ratings.  The Company has investment grade credit ratings from Fitch Ratings and Standard & Poor’s.  On March 16, 2015, Moody’s announced a downgrade of the Company’s senior unsecured ratings from Baa3 to Ba1 in light of the Moody’s downgrade of the Russian Federation’s sovereign rating to Ba1 and the Company’s concentration of cash flows from its operations in the Russian Federation.  There is no assurance that these credit ratings will remain in effect for any given period of time or that any such ratings will not be revised or withdrawn entirely by a rating agency.  Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing.

Tasiast CGU recoverability

If the Company ultimately selects a processing option or combination of options other than the current 38,000 tonne per day mill case, the Company will determine at that time whether an impairment test is required with respect to the carrying value of the Tasiast CGU.  In accordance with IFRS, the Company would be required, as of the end of the quarterly reporting period in which such a selection is made, to conduct an impairment analysis of the valuation of the Tasiast CGU if the economics of the selected processing option or combination of options appears to have a significant impact on the recoverability of the carrying value of the CGU.  An analysis of the recoverable amount would otherwise only be done as and when any other relevant indications of changes in value are identified.

11.           SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document.  These measures are not defined under IFRS and should not be considered in isolation.  The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS.  These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses.  Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.  Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance.  However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings from continuing operations to adjusted net earnings (loss) from continuing operations for the periods presented:
	Three months ended June 30,		Six months ended June 30,
(in millions, except share and per share amounts)	2015	2014	2015	2014
Net earnings (loss) from continuing operations attributable to common shareholders - as reported	$(83.2)	$46.0	$(89.9)	$77.8
Adjusting items:
Foreign exchange losses	6.5	1.3	7.5	9.6
Non-hedge derivatives losses (gains) - net of tax	(0.1)	0.2	1.9	3.2
Losses (gains) on sale of other assets - net of tax	(0.1)	-	0.8	(0.2)
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	2.8	(14.4)	20.5	(23.9)
Impairment charges - net of tax	26.0	-	26.0	-
Taxes in respect of prior years	19.3	(0.2)	19.7	0.5
Chile weather event related costs, net of tax	15.2	-	15.2	-
	69.6	(13.1)	91.6	(10.8)
Adjusted net earnings (loss) from continuing operations attributable to common shareholders	$(13.6)	$32.9	$1.7	$67.0
Weighted average number of common shares outstanding - Basic	1,146.2	1,144.4	1,145.7	1,144.1
Adjusted net earnings (loss) from continuing operations per share	$(0.01)	$0.03	$0.00	$0.06

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company.  However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow from continuing operations for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions)	2015	2014	2015	2014
Net cash flow of continuing operations provided from operating activities - as reported	$167.2	$163.9	$417.3	$374.4
Adjusting items:
Working capital changes:
Accounts receivable and other assets	29.8	113.5	(11.0)	63.5
Inventories	(36.5)	(31.7)	(87.2)	(8.3)
Accounts payable and other liabilities, including taxes	0.9	(5.4)	57.1	52.9
	(5.8)	76.4	(41.1)	108.1
Adjusted operating cash flow from continuing operations	$161.4	$240.3	$376.2	$482.5

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the interim condensed consolidated statement of operations divided by the total number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per equivalent ounce)	2015	2014	2015	2014
Production cost of sales - as reported	$458.5	$525.9	$913.1	$981.9
Less: portion attributable to Chirano non-controlling interest	(4.8)	(4.0)	(9.4)	(8.4)
Attributable production cost of sales	$453.7	$521.9	$903.7	$973.5
Gold equivalent ounces sold	633,148	709,606	1,274,900	1,338,243
Less: portion attributable to Chirano non-controlling interest	(6,902)	(6,372)	(14,089)	(13,478)
Attributable gold equivalent ounces sold	626,246	703,234	1,260,811	1,324,765
Consolidated production cost of sales per equivalent ounce sold	$724	$741	$716	$734
Attributable production cost of sales per equivalent ounce sold	$724	$742	$717	$735

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting.  Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and production cost of sales per ounce)	2015	2014	2015	2014
Production cost of sales - as reported	$458.5	$525.9	$913.1	$981.9
Less: portion attributable to Chirano non-controlling interest	(4.8)	(4.0)	(9.4)	(8.4)
Less: attributable silver revenues	(20.2)	(27.2)	(40.4)	(51.7)
Attributable production cost of sales net of silver by-product revenue	$433.5	$494.7	$863.3	$921.8
Gold ounces sold	615,777	688,334	1,240,795	1,298,492
Less: portion attributable to Chirano non-controlling interest	(6,884)	(6,360)	(14,051)	(13,445)
Attributable gold ounces sold	608,893	681,974	1,226,744	1,285,047
Attributable production cost of sales per ounce sold on a by-product basis	$712	$725	$704	$717

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs.  The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross.  Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures.  Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers.  The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis.  The value of silver sold is deducted from the total production cost of sales as it is considered residual production.  Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production.  Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and costs per ounce)	2015	2014	2015	2014
Production cost of sales - as reported	$458.5	$525.9	$913.1	$981.9
Less: portion attributable to Chirano non-controlling interest (a)	(4.8)	(4.0)	(9.4)	(8.4)
Less: attributable (b) silver revenues (c)	(20.2)	(27.2)	(40.4)	(51.7)
Attributable (b) production cost of sales net of silver by-product revenue	$433.5	$494.7	$863.3	$921.8
Adjusting items on an attributable (b) basis:
General and administrative (d)	44.6	46.2	83.6	89.4
Other operating expense - sustaining (e)	2.5	7.6	14.2	15.6
Reclamation and remediation - sustaining (f)	14.7	15.8	29.2	30.3
Exploration and business development - sustaining (g)	16.4	13.3	29.7	26.9
Additions to property, plant and equipment - sustaining (h)	101.1	81.6	184.1	172.6
All-in Sustaining Cost on a by-product basis - attributable (b)	$612.8	$659.2	$1,204.1	$1,256.6
Other operating expense - non-sustaining (e)	14.8	9.3	19.3	20.2
Exploration - non-sustaining (g)	12.8	15.3	21.9	25.0
Additions to property, plant and equipment - non-sustaining (h)	24.7	35.7	68.5	82.9
All-in Cost on a by-product basis - attributable (b)	$665.1	$719.5	$1,313.8	$1,384.7
Gold ounces sold	615,777	688,334	1,240,795	1,298,492
Less: portion attributable to Chirano non-controlling interest (i)	(6,884)	(6,360)	(14,051)	(13,445)
Attributable (b) gold ounces sold	608,893	681,974	1,226,744	1,285,047
Attributable (b) all-in sustaining cost per ounce sold on a by-product basis	$1,006	$967	$982	$978
Attributable (b) all-in cost per ounce sold on a by-product basis	$1,092	$1,055	$1,071	$1,078

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold
The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:
	Three months ended June 30,		Six months ended June 30,
(in millions, except ounces and costs per equivalent ounce)	2015	2014	2015	2014
Production cost of sales - as reported	$458.5	$525.9	$913.1	$981.9
Less: portion attributable to Chirano non-controlling interest (a)	(4.8)	(4.0)	(9.4)	(8.4)
Attributable (b) production cost of sales	$453.7	$521.9	$903.7	$973.5
Adjusting items on an attributable (b) basis:
General and administrative (d)	44.6	46.2	83.6	89.4
Other operating expense - sustaining (e)	2.5	7.6	14.2	15.6
Reclamation and remediation - sustaining (f)	14.7	15.8	29.2	30.3
Exploration and business development - sustaining (g)	16.4	13.3	29.7	26.9
Additions to property, plant and equipment - sustaining (h)	101.1	81.6	184.1	172.6
All-in Sustaining Cost - attributable (b)	$633.0	$686.4	$1,244.5	$1,308.3
Other operating expense - non-sustaining (e)	14.8	9.3	19.3	20.2
Exploration - non-sustaining (g)	12.8	15.3	21.9	25.0
Additions to property, plant and equipment - non-sustaining (h)	24.7	35.7	68.5	82.9
All-in Cost - attributable (b)	$685.3	$746.7	$1,354.2	$1,436.4
Gold equivalent ounces sold	633,148	709,606	1,274,900	1,338,243
Less: portion attributable to Chirano non-controlling interest (i)	(6,902)	(6,372)	(14,089)	(13,478)
Attributable (b) gold equivalent ounces sold	626,246	703,234	1,260,811	1,324,765
Attributable (b) all-in sustaining cost per equivalent ounce sold	$1,011	$976	$987	$988
Attributable (b) all-in cost per equivalent ounce sold	$1,094	$1,062	$1,074	$1,084

(a) Portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b) “Attributable” includes Kinross' share of Chirano (90%) production.
(c) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver).  Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d) “General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain severance expenses.  General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as  other items not reflective of the underlying operating performance of our business.  Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred.  The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining.  Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines.  Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses.  Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure.  Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs.  Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining.  Business development expenses are considered sustaining costs as they are required for general operations.

(h) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital.  Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and six months ended June 30, 2015 relate to projects at Tasiast, Chirano and La Coipa.

(i) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A.  Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings “Outlook”, “Project Updates and New Developments”, “Liquidity Outlook”, “Contingencies”, “Other legal matters”, and “Risk Analysis”,  and include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; and continuous improvement initiatives,  as well as references to other possible events, the future price of gold and silver,  the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words “anticipate”, “believe”, “concept”, “estimates”, ‘‘expects’’, “explore”, ‘‘forecasts”, “focus”, “guidance”, “indicative”, “initiative”, “intend”, “measures”, “on track”, “options”, “optimize”, “outlook”, “opportunity”, “plan”, “possible”, “potential”, “prospective”, “pursue”, “schedule”, “seek”, “study”, “target”, or “tracking”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or ‘will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our MD&A as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events and other or related natural disasters, labour disruptions (including but not limited to following announced and/or implemented workforce reductions at Tasiast), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions, or penalties imposed or actions taken, by any government, potential power rationing in Brazil and potential amendments to the Brazilian Mining Code, the Chilean Water Code and/or other water use restrictions and regulatory actions in Chile, the Minerals and Mining Act (2006) and dam safety regulation in Ghana, the Customs Code and the Mining Code (including but not limited amendments to the VAT regime pursuant to the 2015 Budget Law) in Mauritania, and the Tax Code in Russia (including, but not limited to, the interpretation, implementation and application of any such amendments), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to maintaining an investment grade debt rating and, as required, maintaining partial project financing for Dvoinoye and Kupol being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of investment in and development of FDN and its sale, or any of the Company’s prior activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full year 2014 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $14 impact on production cost of sales per ounce2.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $11 impact on Russian production cost of sales per ounce.

A $10 per barrel change in the price of oil could result in an approximate $1 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company, who is a “qualified person” within the meaning of National Instrument 43-101.  The technical information about the Company’s exploration activities contained in this MD&A has been prepared under the supervision of Mr. Sylvain Guerard, an officer of the Company who is a “qualified person” within the meaning of NI 43-101.

2 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		June 30,	December 31,
		2015	2014

Assets
Current assets
Cash and cash equivalents	Note 5	$1,031.4	$983.5
Restricted cash	Note 5	38.5	41.3
Accounts receivable and other assets	Note 5	194.1	170.4
Current income tax recoverable		100.5	115.2
Inventories	Note 5	1,181.2	1,276.7
		2,545.7	2,587.1
Non-current assets
Property, plant and equipment	Note 5	5,265.0	5,409.4
Goodwill	Note 5	162.7	162.7
Long-term investments	Note 5	99.3	111.0
Investments in associate and joint venture	Note 6	162.5	156.8
Other long-term assets	Note 5	411.8	417.9
Deferred tax assets		62.9	106.5
Total assets		$8,709.9	$8,951.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5	$390.3	$421.9
Current income tax payable		15.9	19.2
Current portion of long-term debt	Note 9	43.0	60.0
Current portion of provisions	Note 10	42.1	43.1
Current portion of unrealized fair value of derivative liabilities	Note 7	37.0	60.2
		528.3	604.4
Non-current liabilities
Long-term debt	Note 9	1,987.1	1,998.1
Provisions	Note 10	799.6	780.9
Other long-term liabilities		163.6	207.2
Deferred tax liabilities		412.7	469.0
Total liabilities		3,891.3	4,059.6

Equity
Common shareholders' equity
Common share capital	Note 11	$14,599.0	$14,587.7
Contributed surplus		235.6	239.0
Accumulated deficit		(10,027.5)	(9,937.6)
Accumulated other comprehensive loss	Note 5	(35.2)	(46.1)
Total common shareholders' equity		4,771.9	4,843.0
Non-controlling interest		46.7	48.8
Total equity		4,818.6	4,891.8
Commitments and contingencies	Note 15
Subsequent events	Note 9
Total liabilities and equity		$8,709.9	$8,951.4

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 11	1,146,280,014	1,144,576,474

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended		Six months ended

		June 30,	June 30,	June 30,	June 30,
		2015	2014	2015	2014

Revenue
Metal sales		$755.2	$911.9	$1,536.6	$1,729.3

Cost of sales
Production cost of sales		458.5	525.9	913.1	981.9
Depreciation, depletion and amortization		216.7	215.3	422.9	411.7
Impairment charges	Note 5	24.5	-	24.5	-
Total cost of sales		699.7	741.2	1,360.5	1,393.6
Gross profit		55.5	170.7	176.1	335.7
Other operating expense		49.0	15.3	65.3	33.0
Exploration and business development		29.7	29.0	52.5	51.7
General and administrative		44.6	46.2	83.6	89.4
Operating earnings (loss)		(67.8)	80.2	(25.3)	161.6
Other income (expense) - net	Note 5	(6.3)	(1.1)	(8.2)	(7.3)
Equity in earnings (losses) of associate and joint venture	Note 5	5.9	(0.7)	4.9	(2.0)
Finance income		2.0	4.4	4.2	5.8
Finance expense	Note 5	(23.7)	(19.9)	(47.7)	(32.7)
Earnings (loss) before tax		(89.9)	62.9	(72.1)	125.4
Income tax recovery (expense) - net		5.4	(17.2)	(19.9)	(48.3)
Earnings (loss) from continuing operations after tax		(84.5)	45.7	(92.0)	77.1
Loss from discontinued operation after tax	Note 4	-	(1.9)	-	(4.1)
Net earnings (loss)		$(84.5)	$43.8	$(92.0)	$73.0

Net earnings (loss) from continuing operations attributable to:
Non-controlling interest		$(1.3)	$(0.3)	$(2.1)	$(0.7)
Common shareholders		$(83.2)	$46.0	$(89.9)	$77.8
Net earnings (loss) attributable to:
Non-controlling interest		$(1.3)	$(0.3)	$(2.1)	$(0.7)
Common shareholders		$(83.2)	$44.1	$(89.9)	$73.7

Earnings (loss) per share from continuing operations attributable to common shareholders

Basic		$(0.07)	$0.04	$(0.08)	$0.07
Diluted		$(0.07)	$0.04	$(0.08)	$0.07
Earnings (loss) per share attributable to common shareholders

Basic		$(0.07)	$0.04	$(0.08)	$0.06
Diluted		$(0.07)	$0.04	$(0.08)	$0.06

Weighted average number of common shares outstanding (millions)	Note 13
Basic		1,146.2	1,144.4	1,145.7	1,144.1
Diluted		1,146.2	1,153.9	1,145.7	1,152.5

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited expressed in millions of United States dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2015	2014	2015	2014

Net earnings (loss)		$(84.5)	$43.8	$(92.0)	$73.0

Other comprehensive income (loss), net of tax:	Note 5
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)		1.7	3.0	(11.9)	9.6
Reclassification to earnings for impairment charges		1.5	-	1.5	-
Changes in fair value of derivative financial instruments designated as cash flow hedges (b)		11.7	13.7	(8.4)	15.2
Accumulated other comprehensive income related to derivatives settled (c)		14.4	3.5	29.7	12.4
		29.3	20.2	10.9	37.2
Total comprehensive income (loss)		$(55.2)	$64.0	$(81.1)	$110.2

Comprehensive income (loss) from continuing operations		$(55.2)	$65.9	$(81.1)	$114.3
Comprehensive loss from discontinued operation	Note 4	-	(1.9)	-	(4.1)
Total comprehensive income (loss)		$(55.2)	$64.0	$(81.1)	$110.2

Attributable to non-controlling interest		$(1.3)	$(0.3)	$(2.1)	$(0.7)
Attributable to common shareholders		$(53.9)	$64.3	$(79.0)	$110.9

(a) Net of tax of $nil, 3 months; $nil, 6 months (2014 - $nil, 3 months; $nil, 6 months)
(b)   Net of tax of $3.4 million, 3 months; $(4.4) million, 6 months (2014 - $4.4 million, 3 months; $9.7 million, 6 months)
(c)   Net of tax of $4.8 million, 3 months; $8.9 million, 6 months (2014 - $1.0 million, 3 months; $3.8 million, 6 months)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss) from continuing operations	$(84.5)	$45.7	$(92.0)	$77.1
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	216.7	215.3	422.9	411.7
Impairment of inventory	24.5	-	24.5	-
Equity in losses (earnings) of associate and joint venture	(5.9)	0.7	(4.9)	2.0
Non-hedge derivative (gains) losses - net	(1.8)	0.2	(0.8)	3.6
Share-based compensation expense	4.3	7.0	8.9	14.2
Finance expense	23.7	19.9	47.7	32.7
Deferred tax expense (recovery)	12.7	(33.9)	(17.1)	(5.1)
Foreign exchange losses (gains) and other	(28.3)	(14.6)	(13.0)	(53.7)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(29.8)	(113.5)	11.0	(63.5)
Inventories	36.5	31.7	87.2	8.3
Accounts payable and accrued liabilities	28.0	51.1	0.4	37.1
Cash flow provided from operating activities	196.1	209.6	474.8	464.4
Income taxes paid	(28.9)	(45.7)	(57.5)	(90.0)
Net cash flow of continuing operations provided from operating activities	167.2	163.9	417.3	374.4
Net cash flow of discontinued operations used in operating activities	-	(2.0)	-	(4.4)
Investing:
Additions to property, plant and equipment	(128.5)	(120.0)	(278.0)	(288.9)
Net additions to long-term investments and other assets	(20.0)	(19.7)	(41.7)	(49.2)
Net proceeds from the sale of property, plant and equipment	1.6	0.3	1.9	1.4
Decrease in restricted cash	2.6	16.6	2.8	15.8
Interest received and other	1.0	1.1	2.1	2.5
Net cash flow of continuing operations used in investing activities	(143.3)	(121.7)	(312.9)	(318.4)
Net cash flow of discontinued operations provided from investing activities	-	-	1.0	-
Financing:
Issuance of common shares on exercise of options	-	-	-	0.1
Proceeds from issuance of debt	3.0	119.8	22.5	742.2
Repayment of debt	(3.0)	(125.3)	(52.5)	(779.3)
Interest paid	(2.5)	(1.4)	(23.5)	(3.3)
Settlement of derivative instruments	-	-	-	(2.1)
Other	(1.0)	(0.2)	(1.0)	0.2
Net cash flow of continuing operations used in financing activities	(3.5)	(7.1)	(54.5)	(42.2)
Net cash flow of discontinued operations used in financing activities	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	0.5	1.6	(3.0)	(5.2)
Increase in cash and cash equivalents	20.9	34.7	47.9	4.2
Cash and cash equivalents, beginning of period	1,010.5	704.0	983.5	734.5
Cash and cash equivalents, end of period	$1,031.4	$738.7	$1,031.4	$738.7

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014

Common share capital and common share purchase warrants
Balance at the beginning of the period	$14,598.5	$14,751.1	$14,587.7	$14,737.1
Transfer from contributed surplus on exercise of options and restricted shares	0.5	0.5	11.3	14.4
Options exercised, including cash	-	-	-	0.1
Balance at the end of the period	$14,599.0	$14,751.6	$14,599.0	$14,751.6

Contributed surplus
Balance at the beginning of the period	$231.9	$75.3	$239.0	$84.5
Share-based compensation	4.3	6.2	8.9	13.4
Transfer of fair value of exercised options and restricted shares	(0.6)	(0.4)	(12.3)	(16.8)
Balance at the end of the period	$235.6	$81.1	$235.6	$81.1

Accumulated deficit
Balance at the beginning of the period	$(9,944.3)	$(8,741.5)	$(9,937.6)	$(8,771.1)
Net earnings (loss) attributable to common shareholders	(83.2)	44.1	(89.9)	73.7
Balance at the end of the period	$(10,027.5)	$(8,697.4)	$(10,027.5)	$(8,697.4)

Accumulated other comprehensive loss
Balance at the beginning of the period	$(64.5)	$(19.5)	$(46.1)	$(36.5)
Other comprehensive income	29.3	20.2	10.9	37.2
Balance at the end of the period	$(35.2)	$0.7	$(35.2)	$0.7
Total accumulated deficit and accumulated other comprehensive loss	$(10,062.7)	$(8,696.7)	$(10,062.7)	$(8,696.7)

Total common shareholders' equity	$4,771.9	$6,136.0	$4,771.9	$6,136.0

Non-controlling interest
Balance at the beginning of the period	$48.0	$75.5	$48.8	$75.9
Net earnings (loss) attributable to non-controlling interest	(1.3)	(0.3)	(2.1)	(0.7)
Balance at the end of the period	$46.7	$75.2	$46.7	$75.2

Total equity	$4,818.6	$6,211.2	$4,818.6	$6,211.2

The accompanying notes are an integral part of these interim condensed consolidated financial statements

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2015 and 2014
(Unaudited and tabular amounts in millions of United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5.  Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.   Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells a quantity of silver.   The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The interim condensed consolidated financial statements of the Company for the period ended June 30, 2015 were authorized for issue in accordance with a resolution of the board of directors on July 29, 2015.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2014.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2014 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

3.	SIGNIFICANT ESTIMATES AND ASSUMPTIONS AND RECENT ACCOUNTING PRONOUNCEMENTS

Significant Judgments, Accounting Estimates and Assumptions

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company’s accounting policies. The areas involving significant judgments and estimates have been set out in and are consistent with Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2014.

Subsequent to June 30, 2015, the price of gold declined.  If metal prices were to remain at a low level for an extended period of time or decline further, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing.  A significant decrease in long-term metal price assumptions may be an indication of potential impairment.  Also, subsequent to June 30, 2015, the Company’s share price has declined.  If the share price were to remain at a low level or to decline further, the excess of the carrying amount of the Company’s net assets over its market capitalization may be an indication of potential impairment.  Should the Company conclude that it has an indication of impairment at any balance sheet date, the Company is required to perform an impairment assessment.

Recent Accounting Pronouncements

Revenue recognition

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). The standard replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets From Customers” and SIC 31 “Revenue – Barter Transactions Involving Advertising Services”.  IFRS 15 establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption.  The Company is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments” (“IFRS 9”).  This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments. IFRS 9 also includes a substantially reformed approach to hedge accounting. The Company is in the process of determining the impact of IFRS 9 on its consolidated financial statements.

4.           DISPOSITION

Disposition of interest in Fruta del Norte

On December 17, 2014, the Company completed the sale of its interest in Aurelian Resources Inc. (“Aurelian”) and the Fruta del Norte project in Ecuador to Lundin Gold Inc., a member of the Lundin Group of Companies, for gross cash proceeds of $150.0 million and $90.0 million in Lundin Gold Inc. common shares, resulting in an after-tax recovery of $238.0 million. Prior to the disposition, the Company’s interest in Aurelian was classified as a discontinued operation. For the three and six months ended June 30, 2014 the Company recognized a loss from discontinued operations after tax of $1.9 million and $4.1 million, respectively, related to Aurelian.

5.           INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.           Cash and cash equivalents:

	June 30,	December 31,
	2015	2014
Cash on hand and balances with banks	$544.7	$503.2
Short-term deposits	486.7	480.3
	$1,031.4	$983.5

Restricted cash:

	June 30,	December 31,
	2015	2014
Restricted cash (a)	$38.5	$41.3

 (a)   Restricted cash relates to restricted payments for the Kupol loan (see Note 9 (iii)), loan escrow judicial deposits and environmental indemnity related to Chirano and certain other sites.

ii.           Accounts receivable and other assets:

	June 30,	December 31,
	2015	2014
Trade receivables	$2.5	$4.8
Prepaid expenses	29.6	32.3
VAT receivable	49.7	72.5
Deposits	86.6	36.3
Unrealized fair value of derivative assets	2.6	0.2
Other	23.1	24.3
	$194.1	$170.4

iii.           Inventories:

	June 30,	December 31,
	2015	2014
Ore in stockpiles (a)	$358.6	$331.8
Ore on leach pads (b)	425.4	434.6
In-process	70.3	82.0
Finished metal	58.9	78.9
Materials and supplies	725.9	793.3
	1,639.1	1,720.6
Provision for impairment of inventory (c)	(288.0)	(299.9)
	1,351.1	1,420.7
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(169.9)	(144.0)
	$1,181.2	$1,276.7

(a)           Ore in stockpiles relates to the Company’s operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in other long-term assets on the interim condensed consolidated balance sheet. See Note 5 vii.
(b)           Ore on leach pads relates to the Company's Maricunga, Tasiast, Fort Knox, and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga, Tasiast, and Fort Knox in 2019 and 50% owned Round Mountain in 2018. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in other long-term assets on the interim condensed consolidated balance sheet. See Note 5 vii.
(c)           Provision for impairment of inventory relates to impairment charges recorded within cost of sales to reduce the carrying value of inventory to its net realizable value. During the three and six months ended June 30, 2015, impairment charges of $24.5 million were recorded (year ended December 31, 2014 - $167.6 million).

iv.           Property, plant and equipment:
		Mineral Interests (a)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2015	$7,020.1	$7,462.2	$168.8	$14,651.1
Additions	160.4	112.4	-	272.8
Capitalized interest	7.0	12.5	-	19.5
Disposals	(9.3)	-	(0.6)	(9.9)
Other	11.3	(2.8)	-	8.5
Balance at June 30, 2015	7,189.5	7,584.3	168.2	14,942.0

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2015	$(4,191.8)	$(4,970.7)	$(79.2)	$(9,241.7)
Depreciation, depletion and amortization	(224.5)	(215.4)	-	(439.9)
Disposals	5.7	-	-	5.7
Other	(1.1)	-	-	(1.1)
Balance at June 30, 2015	(4,411.7)	(5,186.1)	(79.2)	(9,677.0)

Net book value	$2,777.8	$2,398.2	$89.0	$5,265.0

Amount included above as at June 30, 2015:
Assets under construction	$277.6	$126.7	$-	$404.3
Assets not being depreciated (b)	$437.4	$324.8	$89.0	$851.2

(a)           At June 30, 2015, the significant development and operating properties include Fort Knox, 50% owned Round Mountain, Paracatu, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.
(b)           Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

		Mineral Interests(a)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2014	$6,699.3	$8,172.3	$177.4	$15,049.0
Additions	352.7	272.8	-	625.5
Acquisitions	-	-	-	-
Capitalized interest	26.9	35.8	-	62.7
Disposals (b)	(77.8)	(998.5)	(8.6)	(1,084.9)
Other	19.0	(20.2)	-	(1.2)
Balance at December 31, 2014	7,020.1	7,462.2	168.8	14,651.1

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2014	$(3,589.9)	$(4,876.4)	$-	$(8,466.3)
Depreciation, depletion and amortization	(422.8)	(453.3)	-	(876.1)
Impairment charge (c)	(218.9)	(640.4)	(79.2)	(938.5)
Disposals (b)	43.2	998.5	-	1,041.7
Other	(3.4)	0.9	-	(2.5)
Balance at December 31, 2014	(4,191.8)	(4,970.7)	(79.2)	(9,241.7)

Net book value	$2,828.3	$2,491.5	$89.6	$5,409.4

Amount included above as at December 31, 2014:
Assets under construction	$320.2	$88.8	$-	$409.0
Assets not being depreciated (d)	$476.4	$287.2	$89.6	$853.2

(a)           At December 31, 2014, the significant development and operating properties include Fort Knox, Round Mountain, Paracatu, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.
(b)           On December 17, 2014, the Company disposed of its interest in FDN for gross proceeds of $240.0 million. See Note 4.
(c)           At December 31, 2014, an impairment charge was recorded against property, plant and equipment at Tasiast, Chirano, Kettle River-Buckhorn, Lobo-Marte, and White Gold.
(d)           Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Property, plant and equipment with a carrying amount of $132.1 million (December 31, 2014 - $170.7 million) are pledged as security as part of the Kupol loan. See Note 9 (iii).

Capitalized interest primarily relates to capital expenditures at Fort Knox, Round Mountain, Kupol, Paracatu, and La Coipa and had an annualized weighted average borrowing rate of 4.7% for the six months ended June 30, 2015 (six months ended June 30, 2014 – 4.4%).

At June 30, 2015, $281.4 million of exploration and evaluation (“E&E”) assets were included in mineral interests (December 31, 2014 – $281.4 million).  During the six months ended June 30, 2015 and 2014, the Company acquired $nil of E&E assets, capitalized $nil in E&E costs and transferred $nil from E&E assets to capitalized development. During the three and six months ended June 30, 2015, the Company expensed $2.5 million and $3.3 million, respectively (three and six months ended June 30, 2014 – $1.6 million and $2.5 million, respectively), of E&E expenditures.

The Company had cash expenditures for E&E included in operating cash flows for the three and six months ended June 30, 2015 of $2.5 million and $3.3 million, respectively (three and six months ended June 30, 2014 – $1.6 million and $2.5 million, respectively), and investing cash flows for the three and six months ended June 30, 2015 of $nil (three and six months ended June 30, 2014 – $nil).

v.           Goodwill:

The goodwill allocated to the Company's cash generating units (“CGUs”) and included in the respective operating segment assets is shown in the table below:

	Round Mountain	Paracatu	La Coipa	Kettle River - Buckhorn	Kupol	Maricunga	Tasiast	Chirano	Other Operations (a)	Total

Cost
Balance at January 1, 2015	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5
Acquisitions	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2015	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5

Accumulated impairment
Balance at January 1, 2015	$(145.9)	$(164.9)	$(190.3)	$(20.9)	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,399.8)
Impairment loss	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2015	$(145.9)	$(164.9)	$(190.3)	$(20.9)	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,399.8)

Carrying amount at June 30, 2015	$-	$-	$-	$-	$158.8	$-	$-	$-	$3.9	$162.7

	Round Mountain	Paracatu	La Coipa	Kettle River - Buckhorn	Kupol	Maricunga	Tasiast	Chirano	Other Operations (a)	Total

Cost
Balance at January 1, 2014	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5
Acquisitions	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2014	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5

Accumulated impairment
Balance at January 1, 2014	$(145.9)	$(164.9)	$(65.9)	$-	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,254.5)
Impairment loss (b)	-	-	(124.4)	(20.9)	-	-	-	-	-	(145.3)
Disposals	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2014	$(145.9)	$(164.9)	$(190.3)	$(20.9)	$(668.4)	$(396.1)	$(4,620.4)	$(918.6)	$(274.3)	$(7,399.8)

Carrying amount at December 31, 2014	$-	$-	$-	$-	$158.8	$-	$-	$-	$3.9	$162.7

(a)           At June 30, 2015 and December 31, 2014, other operations includes goodwill related to Jiboia.
(b)           At December 31, 2014, as part of the annual impairment test for goodwill, it was determined that the carrying amounts of La Coipa and Kettle River-Buckhorn exceeded their recoverable amounts.

vi.           Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale are recorded in accumulated other comprehensive income (“AOCI”) as follows:

	June 30, 2015		December 31, 2014
	Fair value	Gains (losses) in AOCI	Fair value	Gains (losses) in AOCI
Investments in an unrealized gain position	$10.3	$1.0	$103.6	$3.9
Investments in an unrealized loss position	89.0	(9.6)	7.4	(2.1)
	$99.3	$(8.6)	$111.0	$1.8

vii.           Other long-term assets:
	June 30,	December 31,
	2015	2014
Long-term portion of ore in stockpiles and ore on leach pads (a)	$169.9	$144.0
Deferred charges, net of amortization	7.0	6.5
Long-term receivables	191.1	209.0
Advances for the purchase of capital equipment	8.3	20.7
Unrealized fair value of derivative assets	1.0	-
Other	34.5	37.7
	$411.8	$417.9

(a)  Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months.  At June 30, 2015, long-term ore in stockpiles was at the Company’s Fort Knox, Kupol, Tasiast, Maricunga and Paracatu mines, and long-term ore on leach pads was at the Company’s Fort Knox, 50% owned Round Mountain and Tasiast mines.

viii.            Accounts payable and accrued liabilities:
	June 30,	December 31,
	2015	2014
Trade payables	$73.7	$86.9
Accrued liabilities	223.5	223.2
Employee related accrued liabilities	93.1	111.8
	$390.3	$421.9

ix.           Accumulated other comprehensive loss:

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2013	$(0.6)	$(35.9)	$(36.5)
Other comprehensive income (loss) before tax	2.4	(7.8)	(5.4)
Tax	-	(4.2)	(4.2)
Balance at December 31, 2014	$1.8	$(47.9)	$(46.1)
Other comprehensive income (loss) before tax	(10.4)	25.8	15.4
Tax	-	(4.5)	(4.5)
Balance at June 30, 2015	$(8.6)	$(26.6)	$(35.2)

Interim Condensed Consolidated Statements of Operations

x.            Other income (expense)  – net:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Gains (losses) on sale of other assets - net	$(0.2)	$0.1	$(1.4)	$0.5
Impairment of investments (a)	(1.5)	-	(1.5)	-
Foreign exchange losses	(6.5)	(1.3)	(7.5)	(9.6)
Net non-hedge derivative gains (losses)	0.1	(0.2)	(1.8)	(3.6)
Other	1.8	0.3	4.0	5.4
	$(6.3)	$(1.1)	$(8.2)	$(7.3)

(a)           The Company recognized impairment losses on certain of its available-for-sale investments during the three and six months ended June 30, 2015.

xi.           Equity in earnings (losses) of associate and joint venture:
	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Cerro Casale(a)	$(0.6)	$(0.7)	$(1.5)	$(2.1)
Puren (a)	6.5	-	6.4	0.1
	$5.9	$(0.7)	$4.9	$(2.0)

(a)    Represents Kinross’ share of the net earnings (loss) and other comprehensive income (loss).

xii.            Finance expense:
	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Accretion on reclamation and remediation obligation	$(7.0)	$(7.1)	$(13.9)	$(14.1)
Interest expense, including accretion on debt (a)	(16.7)	(12.8)	(33.8)	(18.6)
	$(23.7)	$(19.9)	$(47.7)	$(32.7)

(a)    During the three and six months ended June 30, 2015, $9.9 million and $19.5 million, respectively (three and six months ended June 30, 2014 – $16.2 million and $34.8 million, respectively) of interest was capitalized to property, plant and equipment. See Note 5 iv.

Total interest paid, including interest capitalized, during the three and six months ended June 30, 2015 was $3.5 million and $46.5 million, respectively (three and six months ended June 30, 2014 - $3.2 million and $35.0 million, respectively).
6.           INVESTMENTS IN ASSOCIATE AND JOINT VENTURE

The investments in associate and joint venture are accounted for under the equity method and had the following carrying values:
	June 30,	December 31,
	2015	2014
Cerro Casale	$139.0	$139.7
Puren	23.5	17.1
	$162.5	$156.8

There are no publicly quoted market prices for Cerro Casale and Puren.

7.           FAIR VALUE MEASUREMENT

(a)           Recurring fair value measurement:

Carrying values for financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities.

Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Assets (liabilities) measured at fair value on a recurring basis as at June 30, 2015 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Available-for-sale investments	$99.3	$-	$-	$99.3
Derivative contracts:
Interest rate swaps	-	(0.2)	-	(0.2)
Foreign currency forward contracts	-	(30.7)	-	(30.7)
Energy swap contracts	-	(2.7)	-	(2.7)
	$99.3	$(33.6)	$-	$65.7

During the three and six months ended June 30, 2015, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:

Available-for-sale investments:

The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.

Derivative contracts:

The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

The following table summarizes information about derivative contracts outstanding at June 30, 2015 and December 31, 2014:
	June 30, 2015		December 31, 2014
	Asset / (Liability)	AOCI	Asset / (Liability)	AOCI
	Fair Value		Fair Value
Interest rate contracts
Interest rate swaps (a)	$(0.2)	$(0.2)	$(0.7)	$(0.9)

Currency contracts
Foreign currency forward contracts (b)	(30.7)	(24.4)	(48.8)	(39.1)

Commodity contracts
Energy swap contracts (c)	(2.7)	(2.0)	(9.9)	(7.9)

Other contracts
Total return swap contracts	-	-	(0.6)	-

Total all contracts	$(33.6)	$(26.6)	$(60.0)	$(47.9)

Unrealized fair value of derivative assets
Current	2.6		0.2
Non-current	1.0		-
	$3.6		$0.2
Unrealized fair value of derivative liabilities
Current	(37.0)		(60.2)
Non-current	(0.2)		-
	$(37.2)		$(60.2)

Total net fair value	$(33.6)		$(60.0)

(a)   Of the total amount recorded in AOCI at June 30, 2015, $(0.2) million will be reclassified to net earnings within the next 12 months.
(b)   Of the total amount recorded in AOCI at June 30, 2015, $(24.8) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
(c)   Of the total amount recorded in AOCI at June 30, 2015, $(2.0) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

Interest rate swaps

When the floating rate term loan was originally arranged in August 2012 (see Note 9(i)), the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps. The remaining outstanding interest rate swaps continue to hedge 80% of the remaining underlying floating rate term loan to August 10, 2015.
(b)           Fair value of financial assets and liabilities not measured and recognized at fair value:

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 9.

8.           CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company’s operations are sensitive to changes in commodity prices, foreign exchange and interest rates.  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

Capital management

The Company’s objectives when managing capital are to:

•     Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;
•     Ensure the Company has the capital and capacity to support a long-term growth strategy;
•     Provide investors with a superior rate of return on their invested capital;
•     Ensure compliance with all bank covenant ratios; and
•     Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan.  Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets.  Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements.

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements as well as a target total debt to total debt and common shareholders’ equity ratio as noted in the table below:

	June 30,	December 31,
	2015	2014
Long-term debt	$1,987.1	$1,998.1
Current portion of long-term debt	43.0	60.0
Total debt	2,030.1	2,058.1
Common shareholders' equity	4,771.9	4,843.0
Total debt / total debt and common shareholders' equity ratio	29.8%	29.8%
Company target	0 – 30%	0 – 30%

9.           LONG-TERM DEBT AND CREDIT FACILITIES

			June 30, 2015				December 31, 2014
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value (b)	Carrying Amount (a)	Fair Value (b)

Corporate term loan facility	(i)	Variable	$500.0	$(1.7)	$498.3	$498.3	$498.0	$498.0
Senior notes	(ii)	3.625%-6.875%	1,493.8	(11.7)	1,482.1	1,447.2	1,480.8	1,416.9
Kupol loan	(iii)	Variable	50.0	(0.3)	49.7	49.7	79.3	79.3
			2,043.8	(13.7)	2,030.1	1,995.2	2,058.1	1,994.2
Less: current portion			(43.0)	-	(43.0)	(43.0)	(60.0)	(60.0)
Long-term debt			$2,000.8	$(13.7)	$1,987.1	$1,952.2	$1,998.1	$1,934.2

(a)    Includes transaction costs on debt financings.

(b)   The fair value of debt is primarily determined using quoted market determined variables. See Note 7 (b).

(i)           Corporate revolving credit and term loan facilities

In August 2012, the Company completed a new unsecured term loan facility for $1,000.0 million.  The facility was set to mature on August 10, 2015, with the full amount having been drawn on August 22, 2012.  Also, in August 2012, under the same agreement, the Company amended the revolving credit facility, increasing the available amount to $1,500.0 million and extending the maturity date from March 2015 to August 2017.

On June 10, 2013, the Company amended its $1,500.0 million revolving credit facility and $1,000.0 million term loan to extend the respective maturity dates and remove the minimum tangible net worth covenant.  The revolving credit facility’s term was extended by one year to August 10, 2018 from August 10, 2017, and the term loan was extended by two years to mature on August 10, 2017 from August 10, 2015.

On March 10, 2014, the Company repaid $500.0 million of the term loan, leaving a balance of $500.0 million outstanding. On July 28, 2014, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2018 and August 10, 2019, respectively.  As at June 30, 2015, the Company had utilized $31.2 million (December 31, 2014 – $32.1 million) of the amended revolving credit facility.  The amount utilized was entirely for letters of credit.

Loan interest for both the amended revolving credit facility and the amended term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at June 30, 2015, interest charges and fees, are as follows:

Type of credit
Dollar based LIBOR loan:
Term Loan	LIBOR plus 1.65%
Revolving credit facility	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

When the term loan was originally arranged in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR interest rate into a fixed rate of 0.49% for the original three year term ending August 10, 2015.  During the second quarter of 2013, the term loan maturity was extended to August 2017.  Accordingly, the interest rate swaps only hedged the term loan’s interest rate exposure until the original maturity of August 2015.  Concurrent with the repayment of $500.0 million of the term loan on March 10, 2014, the Company closed out 60% of the interest rate swaps. The remaining outstanding interest rate swaps continue to hedge 80% of the remaining underlying floating rate term loan to August 10, 2015.

Based on the Company’s credit rating at June 30, 2015, the fixed rate on the hedged portion of the term loan is 2.14%.

The amended revolving credit facility and amended unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  The significant financial covenant is a ratio of net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with this covenant at June 30, 2015.

On July 24, 2015, the Company extended the maturity dates of the term loan and revolving credit facility by one year to August 10, 2019 and August 10, 2020, respectively.

(ii)	Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041.  Kinross received net proceeds of $980.9 million from the offering, after discount and payment of fees and expenses related to the offering.

On March 6, 2014, the Company completed a $500.0 million offering of debt securities consisting of 5.950% senior notes due 2024.  Kinross received net proceeds of $492.9 million from the offering, after discount and payment of fees and expenses related to the offering.

The senior notes referred to above (collectively, the “notes”) pay interest semi-annually.   Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months of maturity of the notes due in 2021 and 2024 and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.   In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

(iii)	Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million commenced in March 2013 and will continue through September 30, 2015. Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively. The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any. The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved. Property, plant and equipment with a carrying amount of $132.1 million (December 31, 2014 - $170.7 million) are pledged as security as part of the Kupol loan.

As at June 30, 2015, cash of $31.0 million (December 31, 2014 - $34.0 million) was restricted for payments related to this loan.

(iv)	Other

On June 15, 2012, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with Export Development Canada (“EDC”) from $136.0 million to $200.0 million and to extend the maturity date to March 31, 2015.  On July 17, 2014, the Company further amended this facility to increase the amount from $200.0 million to $250.0 million. Effective March 31, 2015, the maturity date for this facility was extended to June 30, 2016. Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.00% to 1.25%.  As at June 30, 2015, $205.7 million (December 31, 2014 - $207.2 million) was utilized under this facility.

In addition, at June 30, 2015, the Company had $37.6 million (December 31, 2014 - $49.3 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at June 30, 2015 and December 31, 2014, $nil was outstanding under such borrowings.

10.           PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2015	$773.6	$50.4	$824.0
Additions	-	12.6	12.6
Reductions	-	(4.2)	(4.2)
Reclamation spending	(4.6)	-	(4.6)
Accretion	13.9	-	13.9
Reclamation expenses	-	-	-
Balance at June 30, 2015	$782.9	$58.8	$841.7

Current portion	32.1	10.0	42.1
Non-current portion	750.8	48.8	799.6
	$782.9	$58.8	$841.7

(i)           Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at June 30, 2015, letters of credit totaling $242.7 million (December 31, 2014 – $243.6 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities.

11.           COMMON SHARE CAPITAL
The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the six months ended June 30, 2015 and year ended December 31, 2014 is as follows:

	Six months ended June 30, 2015		Year ended December 31, 2014
	Number of shares	Amount ($)	Number of shares	Amount ($)
	(000's)		(000's)
Common shares
Balance at January 1,	1,144,576	$14,587.7	1,143,428	$14,575.1
Under share option and restricted share plans	1,704	11.3	1,112	12.0
Under Red Back options	-	-	36	0.6
Balance at end of period	1,146,280	$14,599.0	1,144,576	$14,587.7

Common share purchase warrants
Balance at January 1,	-	$-	25,759	$162.0
Expiry of warrants	-	-	(25,759)	(162.0)
Balance at end of period	-	$-	-	$-
Total common share capital		$14,599.0		$14,587.7

12.           SHARE-BASED PAYMENTS

i.           Share option plan

The following table summarizes information about the share options outstanding and exercisable at June 30, 2015:
	Six months ended June 30, 2015
	Number of options (000's)	Weighted average exercise price (CDN$)
Outstanding at January 1, 2015	14,175	$10.66
Granted	3,599	3.69
Forfeited	(228)	9.23
Expired	(3,275)	16.28
Outstanding at end of period	14,271	$7.64
Exercisable at end of period	7,202	$10.08

The following weighted average assumptions were used in computing the fair value of share options using the Black-Scholes option pricing model granted during the six months ended June 30, 2015:

Weighted average share price (CDN$)	$3.69
Expected dividend yield	0.0%
Expected volatility	43.3%
Risk-free interest rate	0.6%
Expected option life (in years)	4.5
Weighted average fair value per share option granted (CDN$)	$1.34

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company’s shares.

ii.           Restricted share plan

(a)   Restricted share units (“RSUs”)

The following table summarizes information about the RSUs outstanding at June 30, 2015:

	Six months ended June 30, 2015
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2015	6,657	$6.47
Granted	6,168	3.70
Redeemed	(2,491)	7.34
Forfeited	(397)	5.70
Expired	(27)	4.05
Outstanding at end of period	9,910	$4.56

As at June 30, 2015, the Company had recognized a liability of $3.7 million (December 31, 2014 - $3.5 million) in respect of its cash-settled RSUs.

(b)   Restricted performance share units (“RPSUs”)

The following table summarizes information about the RPSUs outstanding at June 30, 2015:

	Six months ended June 30, 2015
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2015	2,425	$7.12
Granted	2,723	3.57
Redeemed	(244)	9.59
Forfeited	(160)	8.51
Outstanding at end of period	4,744	$4.91

iii.           Deferred share unit (“DSU”) plan

The number of DSUs granted by the Company was 188,768 and the weighted average fair value per unit issued was CDN$2.86 for the six months ended June 30, 2015.

There were 976,279 DSUs outstanding, for which the Company had recognized a liability of $2.3 million, as at June 30, 2015 (December 31, 2014 - $3.6 million).

iv.           Employee share purchase plan

The compensation expense related to the employee Share Purchase Plan for the three and six months ended June 30, 2015 was $0.5 million and $1.1 million, respectively (three and six months ended June 30, 2014 - $0.6 million and $1.3 million, respectively).

13.           EARNINGS (LOSS) PER SHARE

Basic and diluted net earnings (loss) from continuing operations attributable to common shareholders of Kinross for the three and six months ended June 30, 2015 was $(83.2) million and $(89.9) million, respectively (three and six months ended June 30, 2014 - $46.0 million and $77.8 million, respectively). Basic and diluted net earnings (loss) attributable to common shareholders of Kinross for the three and six months ended June 30, 2015 was $(83.2) million and $(89.9) million, respectively (three and six months ended June 30, 2014 - $44.1 million and $73.7 million, respectively).

(Number of common shares in thousands)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Basic weighted average shares outstanding:	1,146,234	1,144,398	1,145,690	1,144,082
Weighted average shares dilution adjustments:
Share options (a)	-	8	-	12
Restricted shares	-	6,779	-	6,080
Restricted performance shares	-	2,707	-	2,330
Diluted weighted average shares outstanding	1,146,234	1,153,892	1,145,690	1,152,504

Weighted average shares dilution adjustments - exclusions: (b)
Share options (a)	14,084	16,671	13,254	16,969
Restricted shares	4,880	-	4,215	-
Restricted performance shares	4,611	-	3,934	-
Common share purchase warrants (a)	-	25,759	-	25,759

(a)   Dilutive share options and warrants were determined using the Company’s average share price for the period. For the three and six months ended June 30, 2015, the average share price used was $2.38 and $2.64, respectively (three and six months ended June 30, 2014 - $4.07 and $4.43, respectively).
(b)   These adjustments were excluded, as they are anti-dilutive.

14.           SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviewed various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment generally consists of an individual mining property managed by a single general manager and management team. Certain properties that are in development or have not reached commercial production levels are considered reportable segments because they have reached quantitative thresholds. These have been identified as non-operating segments. Finance income, finance expense, other income (expense) - net, and equity in earnings (losses) of associate and joint venture are managed on a consolidated basis and are not allocated to operating segments.

Non-mining and other operations are reported in Corporate and other.

Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments								Non-operating segments (a)
Three months ended June 30, 2015:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$135.6	57.1	127.9	60.8	191.5	35.1	65.2	82.0	-	$755.2
Cost of sales
Production cost of sales	68.9	36.4	90.5	55.0	78.3	23.4	58.4	47.6	-	458.5
Depreciation, depletion and amortization	37.2	12.0	36.4	6.4	56.3	3.3	18.7	44.6	1.8	216.7
Impairment charges	-	-	-	24.5	-	-	-	-	-	24.5
Total cost of sales	106.1	48.4	126.9	85.9	134.6	26.7	77.1	92.2	1.8	699.7
Gross profit (loss)	$29.5	8.7	1.0	(25.1)	56.9	8.4	(11.9)	(10.2)	(1.8)	$55.5
Other operating expense	0.5	-	(0.3)	14.4	(0.1)	0.1	18.7	1.7	14.0	49.0
Exploration and business development	4.0	0.7	-	-	4.2	0.9	3.4	4.6	11.9	29.7
General and administrative	-	-	-	-	-	-	-	0.1	44.5	44.6
Operating earnings (loss)	$25.0	8.0	1.3	(39.5)	52.8	7.4	(34.0)	(16.6)	(72.2)	$(67.8)
Other income (expense) - net										(6.3)
Equity in earnings (losses) of associate and joint venture										5.9
Finance income										2.0
Finance expense										(23.7)
Loss from continuing operations before tax										$(89.9)

	Operating segments								Non-operating segments (a)
Three months ended June 30, 2014:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$111.6	53.7	169.5	83.0	278.2	49.5	84.2	82.1	0.1	$911.9
Cost of sales
Production cost of sales	71.7	36.9	114.6	56.2	114.8	24.9	66.5	40.2	0.1	525.9
Depreciation, depletion and amortization	30.7	5.0	40.5	11.5	58.7	15.6	15.1	35.5	2.7	215.3
Total cost of sales	102.4	41.9	155.1	67.7	173.5	40.5	81.6	75.7	2.8	741.2
Gross profit (loss)	$9.2	11.8	14.4	15.3	104.7	9.0	2.6	6.4	(2.7)	$170.7
Other operating expense (income)	-	-	(0.5)	0.4	-	0.7	4.2	3.0	7.5	15.3
Exploration and business development	2.9	-	-	-	2.8	0.8	5.1	4.0	13.4	29.0
General and administrative	-	-	-	-	-	-	-	-	46.2	46.2
Operating earnings (loss)	$6.3	11.8	14.9	14.9	101.9	7.5	(6.7)	(0.6)	(69.8)	$80.2
Other income (expense) - net										(1.1)
Equity in earnings (losses) of associate and joint venture										(0.7)
Finance income										4.4
Finance expense										(19.9)
Earnings from continuing operations before tax										$62.9

	Operating segments								Non-operating segments (a)
Six months ended June 30, 2015:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$235.7	107.7	278.6	128.3	424.2	64.6	128.1	169.4	-	$1,536.6
Cost of sales
Production cost of sales	124.0	72.4	184.4	111.0	169.8	47.7	110.3	93.5	-	913.1
Depreciation, depletion and amortization	61.8	21.0	74.2	11.8	120.2	7.4	34.9	88.2	3.4	422.9
Impairment charges	-	-	-	24.5	-	-	-	-	-	24.5
Total cost of sales	185.8	93.4	258.6	147.3	290.0	55.1	145.2	181.7	3.4	1,360.5
Gross profit (loss)	$49.9	14.3	20.0	(19.0)	134.2	9.5	(17.1)	(12.3)	(3.4)	$176.1
Other operating expense	0.6	-	5.4	14.4	(0.1)	0.1	22.6	2.9	19.4	65.3
Exploration and business development	4.6	0.7	-	-	7.2	1.0	8.1	8.5	22.4	52.5
General and administrative	-	-	-	-	-	-	-	0.1	83.5	83.6
Operating earnings (loss)	$44.7	13.6	14.6	(33.4)	127.1	8.4	(47.8)	(23.8)	(128.7)	$(25.3)
Other income (expense) - net										(8.2)
Equity in earnings (losses) of associate and joint venture										4.9
Finance income										4.2
Finance expense										(47.7)
Loss from continuing operations before tax										$(72.1)

	Operating segments								Non-operating segments (a)
Six months ended June 30, 2014:	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Revenue
Metal sales	$257.3	108.6	319.5	156.0	459.5	82.8	170.1	173.7	1.8	$1,729.3
Cost of sales
Production cost of sales	135.9	74.2	214.7	114.8	181.3	41.3	134.0	84.0	1.7	981.9
Depreciation, depletion and amortization	59.2	9.6	74.4	16.1	115.1	25.3	31.0	76.0	5.0	411.7
Total cost of sales	195.1	83.8	289.1	130.9	296.4	66.6	165.0	160.0	6.7	1,393.6
Gross profit (loss)	$62.2	24.8	30.4	25.1	163.1	16.2	5.1	13.7	(4.9)	$335.7
Other operating expense	-	-	1.7	3.7	-	1.4	5.6	4.4	16.2	33.0
Exploration and business development	3.1	0.1	-	-	6.0	1.2	8.3	6.8	26.2	51.7
General and administrative	-	-	-	-	-	-	-	-	89.4	89.4
Operating earnings (loss)	$59.1	24.7	28.7	21.4	157.1	13.6	(8.8)	2.5	(136.7)	$161.6
Other income (expense) - net										(7.3)
Equity in earnings (losses) of associate and joint venture										(2.0)
Finance income										5.8
Finance expense										(32.7)
Earnings from continuing operations before tax										$125.4

	Operating segments								Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
June 30, 2015	$478.7	189.2	1,776.4	138.6	875.3	6.7	843.6	564.8	391.7	$5,265.0

Total assets at:
June 30, 2015	$719.1	265.2	2,061.1	385.8	1,856.9	27.7	1,234.4	749.2	1,410.5	$8,709.9

Capital expenditures for three months ended June 30, 2015 (c)	$34.1	11.9	34.3	7.0	10.7	-	35.0	4.3	10.5	$147.8

Capital expenditures for six months ended June 30, 2015 (c)	$76.6	22.4	44.1	14.5	25.6	0.5	69.8	15.2	23.6	$292.3

	Operating segments								Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Corporate and other (b)	Total
Property, plant and equipment at:
December 31, 2014	$467.0	189.1	1,806.2	138.0	990.2	11.7	809.5	634.4	363.3	$5,409.4

Total assets at:
December 31, 2014	$703.3	262.0	2,058.7	416.4	1,956.6	38.9	1,465.4	796.9	1,253.2	$8,951.4

Capital expenditures for year ended December 31, 2014 (c)	$85.2	44.3	105.0	29.7	87.9	6.4	147.7	61.1	38.4	$605.7

(a) Non-operating segments include development properties.
(b) Corporate and other includes corporate, Cerro Casale, shutdown and other non-operating assets (including La Coipa, Lobo-Marte and White Gold).
(c) Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the interim condensed consolidated statement of cash flows are presented on a cash basis.

15.           COMMITMENTS AND CONTINGENCIES

i.           Commitments

Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.

ii.           Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Cerro Casale contingency

The Company is obligated to pay $20.0 million to Barrick if a positive production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects.  On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff.  Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the defendants inflated Kinross’s share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’s schedule for developing the Tasiast mine.  The defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss took place on November 30, 2012.  On March 22, 2013, the Court issued an order (the “Order”) significantly narrowing the Amended U.S. Complaint to the defendants’ allegedly fraudulent statements about the Tasiast development schedule during the period of August 10, 2011 to January 17, 2012. On April 5, 2013, the defendants filed a motion for reconsideration of the portions of the Order that denied the defendants’ motion to dismiss, which the Court denied on June 6, 2013.  On July 8, 2013, the defendants filed their answer to the Amended U.S. Complaint.  In July 2014, the parties largely completed fact discovery, which included the production of information and documents (which was substantially completed on January 10, 2014) and the oral depositions of 21 witnesses.  On July 30, 2014, lead plaintiff filed a motion to certify a class of plaintiffs.  The defendants opposed the motion.  On September 18 and October 20, 2014, the parties exchanged expert reports and rebuttal expert reports, respectively, addressing the merits of the surviving claims of the Amended U.S. Complaint.  The parties completed the expert discovery phase of the litigation, and engaged in the submission of requests for admission, contention interrogatories, and motions to exclude opposing expert witnesses.  The lead plaintiff and the Company reached an agreement to settle all the claims in the action for $33 million, without admission of liability by the defendants and with the Company’s insurance carriers directly funding the full settlement.  On March 26, 2015, the parties filed the settlement papers with the Court, and asked it to grant an order preliminarily approving the settlement, which the Court did on May 26, 2015.  All requests by class members for exclusion from the settlement and all objections to the settlement must be mailed to the City of Austin’s counsel by September 18, 2015.  If there are (i) any significant objections to the settlement, and (ii) a sufficient number of class members have opted to exclude themselves from the settlement, Kinross may elect, pursuant to the settlement agreement, to terminate the settlement. Class members who do not opt-out or successfully object to the settlement will be bound by the settlement and will be deemed to have released Kinross from any claims related to the US Complaint. A hearing to finally approve the settlement as fair and reasonable is scheduled to be held by the Court on October 16, 2015.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “Ontario Action”).  A statement of claim in the Ontario Action was subsequently served on April 11, 2012.  The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, former Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects.  The Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  In a motion to the Ontario Court, the plaintiffs sought certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act.  In their written argument on the motion, the plaintiffs also sought leave and certification of a claim based on allegations that Kinross made a number of misrepresentations relating to the schedule for the Tasiast expansion project, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  These claims were added to the plaintiffs’ statement of claim in January 2014.   A hearing on the plaintiffs’ leave and certification motions was held from October 22–24, 2013.  On November 5, 2013, the Ontario Court issued Reasons For Decision dismissing the leave motion in respect of the statutory claims and dismissing the certification motion in respect of both the statutory claims and the common law negligent misrepresentation claims.  The plaintiffs appealed the Order of the Ontario Court to the Ontario Court of Appeal.  The plaintiffs’ appeal was dismissed in its entirety by the Ontario Court of Appeal on December 17, 2014.  On February 11, 2015, the plaintiffs filed an application for leave to appeal the Court of Appeal’s decision to the Supreme Court of Canada.  That application has not been decided.  The Company and the plaintiffs reached an agreement to settle all of the claims in the Ontario Action for CDN$12.5 million, without any admission of liability by the defendants and with the Company’s insurance carriers directly funding the full settlement.  On April 22, 2015, the parties provided the Ontario Court with the mutually agreed forms of the settlement documentation, and, following a hearing on April 27, 2015, the Ontario Court issued an order approving notice of the proposed settlement to potential class members. On June 17, 2015, the Ontario Court approved the settlement on the consent of all parties to the Ontario Action. The order therefore cannot be appealed. Any class members who wish to opt out of the settlement must do so by July 31, 2015. If a sufficient number of class members have opted to exclude themselves from the settlement, Kinross may elect, pursuant to the settlement agreement, to terminate the settlement. If the conditions of the settlement are fulfilled, the settlement is expected to become final in August of 2015. The plaintiffs have also agreed that, if the conditions of the settlement are fulfilled, they will withdraw their application seeking leave to appeal to the Supreme Court of Canada.

On January 16, 2015, a notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992 was filed in the Ontario Court, entitled Frankfurt-Trust Invest Luxemburg AG v. Kinross Gold Corporation (the “Frankfurt Action”).  A statement of claim in the Frankfurt Action was subsequently filed on February 13, 2015 but not served on the defendants until March 31, 2015.  The Frankfurt Action alleges, among other things, that Kinross made a number of misrepresentations, or failed to disclose material changes or material facts, relating to the schedule of the expansion project at the Tasiast mine.  If the conditions of the settlement of the Ontario Action are fulfilled, the plaintiffs in the Frankfurt Action will be bound by that settlement, unless they elect to opt out and pursue individually the claims they purport to assert in the Frankfurt Action.  Kinross believes that the claims in the Frankfurt Action are without merit and intends to vigorously defend against them, if required to do so.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates.  These tax regimes are determined under general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are complex and subject to interpretation.  Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules.

16.           CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., BGO (Bermuda) Ltd., Crown Resources Corporation, Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., Compania Minera Mantos de Oro, Compania Minera Maricunga, Red Back Mining Inc., and Red Back Mining Mauritania No. 2 Ltd.  All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at June 30, 2015 and December 31, 2014 and the consolidating statements of operations, statements of comprehensive income (loss) and statements of cash flows for the six months ended June 30, 2015 and 2014.  For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

Consolidating balance sheet as at June 30, 2015
	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Assets
Current assets
Cash and cash equivalents	$168.1	$174.7	$-	$342.8	$688.6	$-	$1,031.4
Restricted cash	-	3.7	-	3.7	34.8	-	38.5
Accounts receivable and other assets	9.9	52.4	-	62.3	131.8	-	194.1
Intercompany receivables	529.1	1,076.2	(217.3)	1,388.0	4,813.0	(6,201.0)	-
Current income tax recoverable	-	69.9	-	69.9	30.6	-	100.5
Inventories	6.9	421.4	-	428.3	752.9	-	1,181.2
	714.0	1,798.3	(217.3)	2,295.0	6,451.7	(6,201.0)	2,545.7
Non-current assets
Property, plant and equipment	29.7	2,881.1	-	2,910.8	2,354.2	-	5,265.0
Goodwill	-	-	-	-	162.7	-	162.7
Long-term investments	98.3	-	-	98.3	1.0	-	99.3
Investments in associate and joint venture	-	23.5	-	23.5	139.0	-	162.5
Intercompany investments	4,717.4	(1,143.4)	(2,595.5)	978.5	9,546.6	(10,525.1)	-
Other long-term assets	31.1	168.6	-	199.7	212.1	-	411.8
Long-term intercompany receivables	2,269.2	2,609.2	(1,801.8)	3,076.6	6,247.0	(9,323.6)	-
Deferred tax assets	-	3.6	-	3.6	59.3	-	62.9
Total assets	$7,859.7	$6,340.9	$(4,614.6)	$9,586.0	$25,173.6	$(26,049.7)	$8,709.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$59.0	$157.7	$-	$216.7	$173.6	$-	$390.3
Intercompany payables	194.3	617.0	(217.3)	594.0	5,611.5	(6,205.5)	-
Current income tax payable	-	2.7	-	2.7	13.2	-	15.9
Current portion of long-term debt	-	-	-	-	43.0	-	43.0
Current portion of provisions	-	21.8	-	21.8	20.3	-	42.1
Current portion of unrealized fair value of derivative liabilities	11.5	22.2	-	33.7	3.3	-	37.0
	264.8	821.4	(217.3)	868.9	5,864.9	(6,205.5)	528.3
Non-current liabilities
Long-term debt	1,980.4	-	-	1,980.4	6.7	-	1,987.1
Provisions	10.8	521.6	-	532.4	267.2	-	799.6
Other long-term liabilities	-	99.7	-	99.7	63.9	-	163.6
Long-term intercompany payables	831.8	2,110.6	(1,801.8)	1,140.6	8,178.5	(9,319.1)	-
Deferred tax liabilities	-	192.1	-	192.1	220.6	-	412.7
Total liabilities	3,087.8	3,745.4	(2,019.1)	4,814.1	14,601.8	(15,524.6)	3,891.3

Equity
Common shareholders' equity
Common share capital	$14,599.0	$3,221.0	$(3,221.0)	$14,599.0	$17,252.9	$(17,252.9)	$14,599.0
Contributed surplus	235.6	82.9	(82.9)	235.6	2,852.6	(2,852.6)	235.6
Accumulated deficit	(10,027.5)	(694.5)	694.5	(10,027.5)	(9,560.6)	9,560.6	(10,027.5)
Accumulated other comprehensive loss	(35.2)	(13.9)	13.9	(35.2)	(19.8)	19.8	(35.2)
Total common shareholders' equity	4,771.9	2,595.5	(2,595.5)	4,771.9	10,525.1	(10,525.1)	4,771.9
Non-controlling interest	-	-	-	-	46.7	-	46.7
Total equity	4,771.9	2,595.5	(2,595.5)	4,771.9	10,571.8	(10,525.1)	4,818.6

Total liabilities and equity	$7,859.7	$6,340.9	$(4,614.6)	$9,586.0	$25,173.6	$(26,049.7)	$8,709.9

Consolidating balance sheet as at December 31, 2014
	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Assets
Current assets
Cash and cash equivalents	$315.1	$131.0	$-	$446.1	$537.4	$-	$983.5
Restricted cash	-	3.5	-	3.5	37.8	-	41.3
Accounts receivable and other assets	6.5	50.8	-	57.3	113.1	-	170.4
Intercompany receivables	492.4	1,038.3	(190.1)	1,340.6	4,852.3	(6,192.9)	-
Current income tax recoverable	-	76.3	-	76.3	38.9	-	115.2
Inventories	3.7	458.1	-	461.8	814.9	-	1,276.7
	817.7	1,758.0	(190.1)	2,385.6	6,394.4	(6,192.9)	2,587.1
Non-current assets
Property, plant and equipment	20.6	2,891.6	-	2,912.2	2,497.2	-	5,409.4
Goodwill	-	-	-	-	162.7	-	162.7
Long-term investments	109.4	0.1	-	109.5	1.5	-	111.0
Investments in associate and joint venture	-	17.2	-	17.2	139.6	-	156.8
Intercompany investments	4,705.7	(1,029.5)	(2,703.0)	973.2	7,954.0	(8,927.2)	-
Other long-term assets	6.5	186.4	-	192.9	225.0	-	417.9
Long-term intercompany receivables	2,403.3	2,610.7	(1,744.8)	3,269.2	4,599.3	(7,868.5)	-
Deferred tax assets	-	6.7	-	6.7	99.8	-	106.5
Total assets	$8,063.2	$6,441.2	$(4,637.9)	$9,866.5	$22,073.5	$(22,988.6)	$8,951.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$74.7	$160.1	$-	$234.8	$187.1	$-	$421.9
Intercompany payables	201.4	598.1	(190.1)	609.4	5,646.2	(6,255.6)	-
Current income tax payable	-	5.5	-	5.5	13.7	-	19.2
Current portion of long-term debt	-	-	-	-	60.0	-	60.0
Current portion of provisions	-	23.4	-	23.4	19.7	-	43.1
Current portion of unrealized fair value of derivative liabilities	23.0	26.8	-	49.8	10.4	-	60.2
	299.1	813.9	(190.1)	922.9	5,937.1	(6,255.6)	604.4
Non-current liabilities
Long-term debt	1,978.8	-	-	1,978.8	19.3	-	1,998.1
Provisions	11.2	506.6	-	517.8	263.1	-	780.9
Other long-term liabilities	9.2	125.2	-	134.4	72.8	-	207.2
Long-term intercompany payables	921.9	2,109.3	(1,744.8)	1,286.4	6,519.4	(7,805.8)	-
Deferred tax liabilities	-	183.2	-	183.2	285.8	-	469.0
Total liabilities	3,220.2	3,738.2	(1,934.9)	5,023.5	13,097.5	(14,061.4)	4,059.6

Equity
Common shareholders' equity
Common share capital	$14,587.7	$3,221.0	$(3,221.0)	$14,587.7	$16,431.8	$(16,431.8)	$14,587.7
Contributed surplus	239.0	82.8	(82.8)	239.0	2,401.1	(2,401.1)	239.0
Accumulated deficit	(9,937.6)	(582.0)	582.0	(9,937.6)	(9,878.4)	9,878.4	(9,937.6)
Accumulated other comprehensive loss	(46.1)	(18.8)	18.8	(46.1)	(27.3)	27.3	(46.1)
Total common shareholders' equity	4,843.0	2,703.0	(2,703.0)	4,843.0	8,927.2	(8,927.2)	4,843.0
Non-controlling interest	-	-	-	-	48.8	-	48.8
Total equity	4,843.0	2,703.0	(2,703.0)	4,843.0	8,976.0	(8,927.2)	4,891.8

Total liabilities and equity	$8,063.2	$6,441.2	$(4,637.9)	$9,866.5	$22,073.5	$(22,988.6)	$8,951.4

Consolidating statement of operations for the six months ended June 30, 2015

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Revenue
Metal sales	$809.6	$739.8	$(734.6)	$814.8	$721.8	$-	$1,536.6

Cost of sales
Production cost of sales	796.0	492.4	(733.7)	554.7	358.4	-	913.1
Depreciation, depletion and amortization	2.9	170.4	(0.9)	172.4	250.5	-	422.9
Impairment charges	-	24.5	-	24.5	-	-	24.5
Total cost of sales	798.9	687.3	(734.6)	751.6	608.9	-	1,360.5
Gross profit	10.7	52.5	-	63.2	112.9	-	176.1
Other operating expense	2.8	36.8	-	39.6	25.7	-	65.3
Exploration and business development	10.5	7.4	-	17.9	34.6	-	52.5
General and administrative	54.6	1.6	-	56.2	27.4	-	83.6
Operating earnings (loss)	(57.2)	6.7	-	(50.5)	25.2	-	(25.3)
Other income (expense) - net	(329.8)	(8.7)	-	(338.5)	1,340.2	(1,009.9)	(8.2)
Equity in earnings (losses) of associate, joint venture and intercompany investments	326.5	(114.3)	112.2	324.4	(1.6)	(317.9)	4.9
Finance income	8.0	1.5	(1.1)	8.4	36.5	(40.7)	4.2
Finance expense	(35.0)	(11.7)	1.1	(45.6)	(42.8)	40.7	(47.7)
Earnings (loss) before tax	(87.5)	(126.5)	112.2	(101.8)	1,357.5	(1,327.8)	(72.1)
Income tax recovery (expense) - net	(2.4)	14.3	-	11.9	(31.8)	-	(19.9)
Earnings (loss) from continuing operations after tax	(89.9)	(112.2)	112.2	(89.9)	1,325.7	(1,327.8)	(92.0)
Loss from discontinued operations after tax	-	-	-	-	-	-	-
Net earnings (loss)	$(89.9)	$(112.2)	$112.2	$(89.9)	$1,325.7	$(1,327.8)	$(92.0)
Net (loss) earnings from continuing operations attributable to:
Non-controlling interest	$-	$-	$-	$-	$(2.1)	$-	$(2.1)
Common shareholders	$(89.9)	$(112.2)	$112.2	$(89.9)	$1,327.8	$(1,327.8)	$(89.9)
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(2.1)	$-	$(2.1)
Common shareholders	$(89.9)	$(112.2)	$112.2	$(89.9)	$1,327.8	$(1,327.8)	$(89.9)

 Consolidating statement of operations for the six months ended June 30, 2014

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Revenue
Metal sales	$512.8	$835.4	$(454.7)	$893.5	$835.8	$-	$1,729.3

Cost of sales
Production cost of sales	504.1	542.3	(454.7)	591.7	390.2	-	981.9
Depreciation, depletion and amortization	3.8	168.0	-	171.8	239.9	-	411.7
Total cost of sales	507.9	710.3	(454.7)	763.5	630.1	-	1,393.6
Gross profit	4.9	125.1	-	130.0	205.7	-	335.7
Other operating expense	1.5	16.3	-	17.8	15.2	-	33.0
Exploration and business development	11.0	9.4	-	20.4	31.3	-	51.7
General and administrative	51.4	2.4	-	53.8	35.6	-	89.4
Operating earnings (loss)	(59.0)	97.0	-	38.0	123.6	-	161.6
Other income (expense) - net	4.8	(12.4)	-	(7.6)	300.6	(300.3)	(7.3)
Equity in earnings (losses) of associate, joint venture and intercompany investments	133.9	(15.1)	(62.6)	56.2	(2.2)	(56.0)	(2.0)
Finance income	14.4	1.0	(1.1)	14.3	30.6	(39.1)	5.8
Finance expense	(16.3)	(12.8)	1.1	(28.0)	(43.8)	39.1	(32.7)
Earnings (loss) before tax	77.8	57.7	(62.6)	72.9	408.8	(356.3)	125.4
Income tax recovery (expense) - net	-	4.9	-	4.9	(53.2)	-	(48.3)
Earnings (loss) from continuing operations after tax	77.8	62.6	(62.6)	77.8	355.6	(356.3)	77.1
Loss from discontinued operations after tax	(4.1)	(4.1)	4.1	(4.1)	(4.1)	4.1	(4.1)
Net earnings (loss)	$73.7	$58.5	$(58.5)	$73.7	$351.5	$(352.2)	$73.0
Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$-	$-	$-	$-	$(0.7)	$-	$(0.7)
Common shareholders	$77.8	$62.6	$(62.6)	$77.8	$356.3	$(356.3)	$77.8
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(0.7)	$-	$(0.7)
Common shareholders	$73.7	$58.5	$(58.5)	$73.7	$352.2	$(352.2)	$73.7

Consolidating statement of comprehensive income (loss) for the six months ended June 30, 2015

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings (loss)	$(89.9)	$(112.2)	$112.2	$(89.9)	$1,325.7	$(1,327.8)	$(92.0)

Other comprehensive income (loss), net of tax:
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	(11.4)	(0.1)	-	(11.5)	(0.4)	-	(11.9)
Reclassification to earnings for impairment charges	1.5	-	-	1.5	-	-	1.5
Changes in fair value of derivative financial instruments designated as cash flow hedges (b)	1.0	(9.5)	-	(8.5)	0.1	-	(8.4)
Accumulated other comprehensive income related to derivatives settled (c)	8.9	17.2	-	26.1	3.6	-	29.7
	-	7.6	-	7.6	3.3	-	10.9
Equity in other comprehensive income (loss) of intercompany investments	10.9	-	(7.6)	3.3	-	(3.3)	-
Total comprehensive income (loss)	$(79.0)	$(104.6)	$104.6	$(79.0)	$1,329.0	$(1,331.1)	$(81.1)

Comprehensive income (loss) from continuing operations	$(79.0)	$(104.6)	$104.6	$(79.0)	$1,329.0	$(1,331.1)	$(81.1)
Comprehensive loss from discontinued operations	-	-	-	-	-	-	-
Total comprehensive income (loss)	$(79.0)	$(104.6)	$104.6	$(79.0)	$1,329.0	$(1,331.1)	$(81.1)
Attributable to non-controlling interest	$-	$-	$-	$-	$(2.1)	$-	$(2.1)
Attributable to common shareholders	$(79.0)	$(104.6)	$104.6	$(79.0)	$1,331.1	$(1,331.1)	$(79.0)

(a) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(b) Net of tax of	$-	$(4.6)	$-	$(4.6)	$0.2	$-	$(4.4)
(c) Net of tax of	$-	$7.6	$-	$7.6	$1.3	$-	$8.9

Consolidating statement of comprehensive income (loss) for the six months ended June 30, 2014

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings (loss)	$73.7	$58.5	$(58.5)	$73.7	$351.5	$(352.2)	$73.0

Other comprehensive income (loss), net of tax:
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	10.8	-	-	10.8	(1.2)	-	9.6
Reclassification to earnings for impairment charges	-	-	-	-	-	-	-
Changes in fair value of derivative financial instruments designated as cash flow hedges (b)	(2.7)	19.0	-	16.3	(1.1)	-	15.2
Accumulated other comprehensive income related to derivatives settled (c)	4.8	7.6	-	12.4	-	-	12.4
	12.9	26.6	-	39.5	(2.3)	-	37.2
Equity in other comprehensive income (loss) of intercompany investments	24.3	-	(26.6)	(2.3)	-	2.3	-
Total comprehensive income (loss)	$110.9	$85.1	$(85.1)	$110.9	$349.2	$(349.9)	$110.2

Comprehensive income (loss) from continuing operations	$115.0	$89.2	$(89.2)	$115.0	$353.3	$(354.0)	$114.3
Comprehensive loss from discontinued operations	(4.1)	(4.1)	4.1	(4.1)	(4.1)	4.1	(4.1)
Total comprehensive income (loss)	$110.9	$85.1	$(85.1)	$110.9	$349.2	$(349.9)	$110.2
Attributable to non-controlling interest	$-	$-	$-	$-	$(0.7)	$-	$(0.7)
Attributable to common shareholders	$110.9	$85.1	$(85.1)	$110.9	$349.9	$(349.9)	$110.9

(a) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(b) Net of tax of	$-	$10.0	$-	$10.0	$(0.3)	$-	$9.7
(c) Net of tax of	$-	$3.8	$-	$3.8	$-	$-	$3.8

Consolidating statement of cash flows for the six months ended June 30, 2015

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss) from continuing operations	$(89.9)	$(112.2)	$112.2	$(89.9)	$1,325.7	$(1,327.8)	$(92.0)
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	2.9	170.4	(0.9)	172.4	250.5	-	422.9
Impairment of inventory	-	24.5	-	24.5	-	-	24.5
Equity in losses (earnings) of associate, joint venture and intercompany investments	(326.5)	114.3	(112.2)	(324.4)	1.6	317.9	(4.9)
Non-hedge derivative (gains) losses - net	(42.2)	(0.3)	-	(42.5)	41.7	-	(0.8)
Share-based compensation expense	8.9	-	-	8.9	-	-	8.9
Finance Expense	35.0	11.7	(1.1)	45.6	42.8	(40.7)	47.7
Deferred tax expense (recovery)	-	10.3	-	10.3	(27.4)	-	(17.1)
Foreign exchange losses (gains) and other	376.5	2.7	-	379.2	(392.2)	-	(13.0)
Changes in operating assets and liabilities:
Accounts receivable and other assets	2.5	18.5	-	21.0	(10.0)	-	11.0
Inventories	(3.3)	18.6	0.9	16.2	71.0	-	87.2
Accounts payable and accrued liabilities	(19.5)	(32.4)	-	(51.9)	52.3	-	0.4
Cash flow provided from (used in) operating activities	(55.6)	226.1	(1.1)	169.4	1,356.0	(1,050.6)	474.8
Income taxes (paid) recovered	-	20.1	-	20.1	(77.6)	-	(57.5)
Net cash flow of continuing operations provided from (used in) operating activities	(55.6)	246.2	(1.1)	189.5	1,278.4	(1,050.6)	417.3
Net cash flow of discontinued operations used in operating activities	-	-	-	-	-	-	-
Investing:
Additions to property, plant and equipment	(11.8)	(157.1)	-	(168.9)	(109.1)	-	(278.0)
Net additions to long-term investments and other assets	(0.3)	(14.1)	-	(14.4)	(27.3)	-	(41.7)
Net proceeds from the sale of property, plant and equipment	-	0.4	-	0.4	1.5	-	1.9
Decrease (increase) in restricted cash	-	(0.2)	-	(0.2)	3.0	-	2.8
Interest received and other	0.1	1.5	-	1.6	0.5	-	2.1
Net cash flow of continuing operations provided from (used in) investing activities	(12.0)	(169.5)	-	(181.5)	(131.4)	-	(312.9)
Net cash flow of discontinued operations provided from investing activities	1.0	-	-	1.0	-	-	1.0
Financing:
Issuance of common shares on exercise of options	-	-	-	-	-	-	-
Proceeds from issuance of debt	-	22.5	-	22.5	-	-	22.5
Repayment of debt	-	(22.5)	-	(22.5)	(30.0)	-	(52.5)
Interest paid	(22.7)	-	-	(22.7)	(0.8)	-	(23.5)
Dividends received from (paid to) common shareholders and subsidiaries	-	-	-	-	(1,009.9)	1,009.9	-
Settlement of derivative instruments	-	-	-	-	-	-	-
Intercompany advances	(56.7)	(33.0)	1.1	(88.6)	47.9	40.7	-
Other	(1.0)	-	-	(1.0)	-	-	(1.0)
Net cash flow of continuing operations provided from (used in) financing activities	(80.4)	(33.0)	1.1	(112.3)	(992.8)	1,050.6	(54.5)
Net cash flow of discontinued operations used in financing activities	-	-	-	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	-	-	-	-	(3.0)	-	(3.0)
Increase (decrease) in cash and cash equivalents	(147.0)	43.7	-	(103.3)	151.2	-	47.9
Cash and cash equivalents, beginning of period	315.1	131.0	-	446.1	537.4	-	983.5
Cash and cash equivalents, end of period	$168.1	$174.7	$-	$342.8	$688.6	$-	$1,031.4

Consolidating statement of cash flows for the six months ended June 30, 2014

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss) from continuing operations	$77.8	$62.6	$(62.6)	$77.8	$355.6	$(356.3)	$77.1
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	3.8	168.0	-	171.8	239.9	-	411.7
Impairment of inventory	-	-	-	-	-	-	-
Equity in losses (earnings) of associate, joint venture and intercompany investments	(133.9)	15.1	62.6	(56.2)	2.2	56.0	2.0
Non-hedge derivative (gains) losses - net	2.1	0.9	-	3.0	0.6	-	3.6
Share-based compensation expense	14.2	-	-	14.2	-	-	14.2
Finance expense	16.3	12.8	(1.1)	28.0	43.8	(39.1)	32.7
Deferred tax expense (recovery)	-	(8.2)	-	(8.2)	3.1	-	(5.1)
Foreign exchange losses (gains) and other	0.9	(8.1)	-	(7.2)	(46.5)	-	(53.7)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(2.0)	(8.6)	-	(10.6)	(52.9)	-	(63.5)
Inventories	(4.1)	(10.4)	-	(14.5)	22.8	-	8.3
Accounts payable and accrued liabilities	(14.2)	(1.8)	-	(16.0)	53.1	-	37.1
Cash flow provided from (used in) operating activities	(39.1)	222.3	(1.1)	182.1	621.7	(339.4)	464.4
Income taxes (paid) recovered	-	(8.8)	-	(8.8)	(81.2)	-	(90.0)
Net cash flow of continuing operations provided from (used in) operating activities	(39.1)	213.5	(1.1)	173.3	540.5	(339.4)	374.4
Net cash flow of discontinued operations used in operating activities	-	-	-	-	(4.4)	-	(4.4)
Investing:
Additions to property, plant and equipment	(10.6)	(123.1)	-	(133.7)	(155.2)	-	(288.9)
Net additions to long-term investments and other assets	(0.4)	(16.5)	-	(16.9)	(32.3)	-	(49.2)
Net proceeds from the sale of property, plant and equipment	-	1.4	-	1.4	-	-	1.4
Decrease (increase) in restricted cash	15.5	0.3	-	15.8	-	-	15.8
Interest received and other	0.3	1.0	-	1.3	1.2	-	2.5
Net cash flow of continuing operations provided from (used in) investing activities	4.8	(136.9)	-	(132.1)	(186.3)	-	(318.4)
Net cash flow of discontinued operations used in investing activities	-	-	-	-	-	-	-
Financing:
Issuance of common shares on exercise of options	0.1	-	-	0.1	-	-	0.1
Proceeds from issuance of debt	492.9	249.3	-	742.2	-	-	742.2
Repayment of debt	(500.0)	(249.3)	-	(749.3)	(30.0)	-	(779.3)
Interest paid	(1.3)	(0.3)	-	(1.6)	(1.7)	-	(3.3)
Dividends received from (paid to) common shareholders and subsidiaries	60.0	-	-	60.0	(360.3)	300.3	-
Settlement of derivative instruments	(2.1)	-	-	(2.1)	-	-	(2.1)
Intercompany advances	27.0	(90.6)	1.1	(62.5)	23.4	39.1	-
Other	0.3	(0.1)	-	0.2	-	-	0.2
Net cash flow of continuing operations provided from (used in) financing activities	76.9	(91.0)	1.1	(13.0)	(368.6)	339.4	(42.2)
Net cash flow of discontinued operations used in financing activities	-	-	-	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	-	-	-	-	(5.2)	-	(5.2)
Increase (decrease) in cash and cash equivalents	42.6	(14.4)	-	28.2	(24.0)	-	4.2
Cash and cash equivalents, beginning of period	218.3	118.9	-	337.2	397.3	-	734.5
Cash and cash equivalents, end of period	$260.9	$104.5	$-	$365.4	$373.3	$-	$738.7